Exhibit 99.1

IESI-BFC LTD.

9,483,648 Common Shares

Underwriting Agreement

March 24, 2011

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

J.P. MORGAN SECURITIES LLC

As Representatives of

the several Underwriters listed in

Schedule 1 hereto

c/o Merrill Lynch, Pierce, Fenner & Smith

Incorporated

One Bryant Park

New York, New York 10036

Ladies and Gentlemen:

TC Carting III, L.L.C. (the “Selling Shareholder”) proposes to sell to the several Underwriters listed in Schedule 1 hereto (the “Underwriters”), for whom you are acting as representatives (together, the “Representatives”), an aggregate of 9,483,648 common shares (the “Firm Shares”) of IESI — BFC Ltd., a corporation amalgamated under the laws of Ontario (the “Company”), and, at the option of the Underwriters, up to an additional 1,422,547 common shares of the Company (the “Option Shares”).  The Firm Shares and the Option Shares are herein referred to as the “Securities”.

The Company and the Selling Shareholder hereby confirm their respective agreements with the several Underwriters concerning the purchase and sale of the Securities, as follows:

1.             Prospectus and Registration Statement.  The Company meets the requirements under the Securities Act (Ontario) and the rules, regulations and national, multi-jurisdictional or local instruments and published policy statements applicable in each of Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Nova Scotia, Ontario, Prince Edward Island and Saskatchewan (the “Qualifying Provinces”), including the rules and procedures established pursuant to National Instrument 44-101 — Short Form Prospectus Distributions and National Instrument 44-102 — Shelf Distributions (together, the “Canadian Shelf Procedures”), for the distribution of the Securities in the Qualifying Provinces pursuant to a final short form base shelf prospectus (collectively, the “Canadian Securities Laws”); the Company has prepared and filed a preliminary short form base shelf prospectus, dated March 10, 2011, and a final short form base shelf prospectus, dated March 21, 2011, in respect of up to US$750,000,000 aggregate principal amount of common shares, debt securities and warrants of the Company (collectively, the “Shelf Securities”) with the Ontario Securities Commission (the “Reviewing

Authority”); the Reviewing Authority has issued a receipt under National Policy 11-202 — Process for Prospectus Reviews in Multiple Jurisdictions (a “Receipt”) in respect of each of such preliminary short form base shelf prospectus and such final short form base shelf prospectus (the final short form base shelf prospectus, as most recently amended, if applicable, filed with the Reviewing Authority on or before the date of this Agreement for which a Receipt has been obtained, and including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Base Prospectus”); no order suspending the distribution of the Securities or any other securities of the Company has been issued by any Canadian securities regulatory authority in any of the Qualifying Provinces (collectively, the “Canadian Qualifying Authorities”) and no proceedings for that purpose have been initiated or are pending or, to the knowledge of the Company, threatened or contemplated by any Canadian Qualifying Authority; and any request made to the Company on the part of any Canadian Qualifying Authorities for additional information has been complied with.  The Canadian preliminary prospectus supplement relating to the offering of the Securities, which excludes certain pricing information and other final terms of the Securities and which has been filed with the Reviewing Authority in accordance with the Canadian Shelf Procedures and the other Canadian Securities Laws under National Instrument 71-101—The Multijurisdictional Disclosure System (“NI 71-101”) on March 22, 2011, together with the Canadian Base Prospectus, including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Preliminary Prospectus”; and the Canadian final prospectus supplement relating to the offering of the Securities, which includes the pricing and other information omitted from the Canadian Preliminary Prospectus, to be dated the date hereof and filed with the Reviewing Authority in accordance with the Canadian Shelf Procedures and NI 71-101 pursuant to Section 4(a) hereof, together with the Canadian Base Prospectus, including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Final Prospectus”.

The Company meets the general eligibility requirements for use of Form F-10 under the U.S. Securities Act of 1933, as amended, and the rules and regulations of the U.S. Securities and Exchange Commission (the “Commission”) thereunder (collectively, the “Securities Act”), and has prepared and filed a registration statement on Form F-10 (File No. 333-172739) in respect of the Shelf Securities with the Commission and has filed an appointment of agent for service of process upon the Company on Form F-X (the “Form F-X”) with the Commission in conjunction with the filing of such registration statement; such registration statement, including the Canadian Base Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission and including the exhibits to such registration statement and all documents incorporated by reference in the prospectus contained therein, has become effective in such form pursuant to Rule 467(a) under the Securities Act; and no order suspending the effectiveness of such registration statement has been issued by the Commission and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened by the Commission (the various parts of such registration statement, including all exhibits thereto and the documents incorporated by reference in the prospectus contained in the registration statement at the time the registration statement became effective, each as amended at the time the registration statement became effective, are hereinafter referred to collectively as the “Registration Statement”); the base prospectus relating to the Shelf Securities contained in the Registration Statement at the time the registration statement became effective, including all documents incorporated therein by reference, is hereinafter referred to as the “U.S. Base Prospectus”; the U.S. preliminary prospectus supplement relating to the offering of the Securities filed with the Commission pursuant to General Instruction II.L of Form F-10 under the Securities Act on March 23, 2011, including all documents incorporated therein by reference, together with the U.S. Base Prospectus (which consists of the Canadian Preliminary Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission), is hereinafter referred to as the “U.S. Preliminary Prospectus”; the U.S. final prospectus supplement relating to the offering of the Securities to be filed with the Commission pursuant to General Instruction II.L of

Form F-10 in accordance with Section 4(a) hereof, including all documents incorporated therein by reference, together with the U.S. Base Prospectus (which consists of the Canadian Final Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission), is hereinafter referred to as the “U.S. Final Prospectus”.

As used herein, “Base Prospectuses” shall mean, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Preliminary Prospectuses” shall mean, collectively, the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus; and “Final Prospectuses” shall mean, collectively, the Canadian Final Prospectus and the U.S. Final Prospectus.  Any reference in this Agreement to the Registration Statement, the Base Prospectuses, the Preliminary Prospectuses or the Final Prospectuses shall be deemed to refer to and include the documents incorporated by reference therein as of the effective date of the Registration Statement or the date of the Base Prospectuses, the Preliminary Prospectuses or the Final Prospectuses, as the case may be, and any reference to “amend”, “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectuses, the Preliminary Prospectuses or the Final Prospectuses shall be deemed to refer to and include any documents filed after such date that are deemed to be incorporated by reference therein.

At or prior to the Applicable Time (as defined below), the Company had prepared the following information (collectively with the pricing information set forth on Annex D, the “Pricing Disclosure Package”):  the U.S. Preliminary Prospectus and each “free-writing prospectus” (as defined pursuant to Rule 405 under the Securities Act) listed on Annex D hereto.

“Applicable Time” means 8:00 A.M., New York City time, on March 24, 2011.

2.             Purchase of the Securities by the Underwriters.

(a)           The Selling Shareholder agrees to sell the Firm Shares to the several Underwriters as provided in this Agreement, and each Underwriter, on the basis of the representations, warranties and agreements set forth herein and subject to the conditions set forth herein, agrees, severally and not jointly, to purchase from the Selling Shareholder the Firm Shares at a price per share of US$23.50 (the “Purchase Price”).

In addition, the Selling Shareholder agrees to sell the Option Shares to the several Underwriters as provided in this Agreement, and the Underwriters, on the basis of the representations, warranties and agreements set forth herein and subject to the conditions set forth herein, shall have the option to purchase, severally and not jointly, from the Selling Shareholder up to 1,422,547 Option Shares at the Purchase Price less an amount per share equal to any dividends or distributions declared by the Company and payable on the Firm Shares but not payable on the Option Shares.  If any Option Shares are to be purchased, the number of Option Shares to be purchased by each Underwriter shall be the number of Option Shares which bears the same ratio to the aggregate number of Option Shares being purchased as the number of Firm Shares set forth opposite the name of such Underwriter in Schedule 1 hereto (or such number increased as set forth in Section 10 hereof) bears to the aggregate number of Firm Shares being purchased from the Selling Shareholder by the several Underwriters, subject, however, to such adjustments to eliminate any fractional Securities as Merrill Lynch, Pierce, Fenner & Smith Incorporated in its sole discretion shall make.

The Underwriters may exercise the option to purchase Option Shares at any time in whole, or from time to time in part, on or before the thirtieth day following the date of the Final Prospectuses, by written notice from the Representatives to the Selling Shareholder.  Such notice shall set forth the aggregate number of Option Shares as to which the option is being exercised and the date and time when the Option Shares are to be delivered and paid for, which may be the same date and time as the Closing Date (as hereinafter defined) but shall not be earlier than the Closing Date or later than the tenth full business day (as hereinafter defined) after the date of such notice (unless such time and date are postponed in accordance with the provisions of Section 12 hereof).  To the extent any such notice is given after the Closing Date, any such notice shall be given at least three business days prior to the date and time of delivery specified therein.

(b)           The Company and the Selling Shareholder understand that the Underwriters intend to make a public offering of the Securities in the United States and Canada, either directly or through their respective broker-dealer affiliates upon the terms set forth in the Pricing Disclosure Package and the Final Prospectuses, as soon after the effectiveness of this Agreement as in the judgment of the Representatives is advisable, and initially to offer the Securities on the terms set forth in the Pricing Disclosure Package and the Final Prospectuses.  The Selling Shareholder acknowledges and agrees that the Underwriters may offer and sell Securities to or through any affiliate of an Underwriter.

(c)           Payment for the Securities shall be made by wire transfer in immediately available funds to the account(s) specified by the Selling Shareholder to the Representatives, in the case of the Firm Shares, at the offices of Torys LLP in New York, New York at 8:00 A.M., New York City time, on March 29, 2011, or at such other time or place on the same or such other date, not later than the fifth business day thereafter, as the Representatives, the Company and the Selling Shareholder may agree upon in writing or, in the case of the Option Shares, on the date and at the time and place specified by the Representatives in the written notice of the Underwriters’ election to purchase such Option Shares.  The time and date of such payment for the Firm Shares is referred to herein as the “Closing Date”, and the time and date for such payment for the Option Shares, if other than the Closing Date, is herein referred to as the “Additional Closing Date”.

Payment for the Securities to be purchased on the Closing Date or the Additional Closing Date, as the case may be, shall be made against delivery to the Representatives for the respective accounts of the several Underwriters of the Securities to be purchased on such date in definitive form registered in such names and in such denominations as the Representatives shall request in writing not later than two full business days prior to the Closing Date or the Additional Closing Date, as the case may be, with any transfer taxes payable in connection with the sale of such Securities duly paid by the Selling Shareholder.  Delivery of the Securities shall be made through the facilities of The Depository Trust Company (“DTC”) unless the Representatives shall otherwise instruct.  The certificates for the Securities shall be made available for inspection and packaging by the Representatives at the office of DTC or its designated custodian not later than 1:00 P.M., New York City time, on the business day prior to the Closing Date or the Additional Closing Date, as the case may be.

(d)           As compensation to the Underwriters for their commitments hereunder, the Selling Shareholder will pay, or cause to be paid, to Merrill Lynch, Pierce, Fenner & Smith Incorporated, for the accounts of the several Underwriters, an amount equal to US$0.99875 per share for the Securities to be delivered by the Selling Shareholder hereunder on the Closing Date or the Additional Closing Date, as the

case may be.  On March 29, 2011, or on such other date, not later than the fifth business day thereafter, as the Representatives, the Company and the Selling Shareholder may agree upon in writing, or, in the case of the Option Shares, on the date and time specified by the Representatives in the written notice of the Underwriters’ election to purchase such Option Shares, the Selling Shareholder will pay or cause to be paid by wire transfer, in immediate available funds, such commission to the account specified by Merrill Lynch, Pierce, Fenner & Smith Incorporated.

(e)           Each of the Company and the Selling Shareholder acknowledges and agrees that the Underwriters are acting solely in the capacity of an arm’s length contractual counterparty to the Company and the Selling Shareholder with respect to the offering of Securities contemplated hereby (including in connection with determining the terms of the offering) and not as a financial advisor or a fiduciary to, or an agent of, the Company, the Selling Shareholder or any other person.  Additionally, neither the Representatives nor any other Underwriter is advising the Company, the Selling Shareholder or any other person as to any legal, tax, investment,  accounting or regulatory matters in any jurisdiction.  The Company and the Selling Shareholder shall consult with their own advisors concerning such matters and shall be responsible for making their own independent investigation and appraisal of the transactions contemplated hereby, and the Underwriters shall have no responsibility or liability to the Company or the Selling Shareholder with respect thereto.  Any review by the Underwriters of the Company, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Underwriters and shall not be on behalf of the Company or the Selling Shareholder.

3.             Representations and Warranties of the Company.  The Company represents and warrants to each Underwriter that:

(a)           Canadian Preliminary Prospectus; Canadian Final Prospectus.  The Canadian Preliminary Prospectus, at the time of filing thereof, complied, and the Canadian Final Prospectus and any amendment or supplement thereto, at the time of filing thereof, will comply, in all material respects with the applicable requirements of Canadian Securities Laws; the Canadian Preliminary Prospectus, at the time of filing thereof, did not, and the Canadian Final Prospectus as of the date of the Canadian Final Prospectus and any amendment or supplement thereto and as of the Closing Date and as of the Additional Closing Date, as the case may be, will not, include any untrue statement of a material fact or omit to state a material fact that is required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and the Canadian Preliminary Prospectus, at the time of filing thereof, constituted, and the Canadian Final Prospectus and any amendment or supplement thereto, at the time of filing thereof and as of the Closing Date and as of the Additional Closing Date, as the case may be, will constitute, full, true and plain disclosure of all material facts relating to the Securities and to the Company; provided that (i) the Company makes no representation and warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Representatives expressly for use in the Canadian Preliminary Prospectus or the Canadian Final Prospectus or any amendment or supplement thereto, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 9(d) hereof, and (ii) the Company makes no representation and warranty with respect to any statements or omissions made in reliance upon and in conformity with the Selling Shareholder Information (as defined herein).

(b)           U.S. Preliminary Prospectus.  No order preventing or suspending the use of the U.S. Preliminary Prospectus has been issued by the Commission, and the U.S. Preliminary Prospectus, at the time of filing thereof, complied in all material respects with the Securities Act and did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that (i) the Company makes no representation and warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Representatives expressly for use in the U.S. Preliminary Prospectus, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 9(d) hereof, and (ii) the Company makes no representation and warranty with respect to any statements or omissions made in reliance upon and in conformity with the Selling Shareholder Information.

(c)           Pricing Disclosure Package.  The Pricing Disclosure Package as of the Applicable Time did not, and as of the Closing Date and as of the Additional Closing Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that (i) the Company makes no representation and warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Representatives expressly for use in the Pricing Disclosure Package, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 9(d) hereof, and (ii) the Company makes no representation and warranty with respect to any statements or omissions made in reliance upon and in conformity with the Selling Shareholder Information.

(d)           Issuer Free Writing Prospectus.  Other than the Registration Statement, the Preliminary Prospectuses and the Final Prospectuses, the Company (including its agents and representatives, other than the Underwriters in their capacity as such) has not prepared, used, authorized, approved or referred to and will not prepare, use, authorize, approve or refer to any “written communication” (as defined in Rule 405 under the Securities Act) that constitutes an offer to sell or solicitation of an offer to buy the Securities (each such communication by the Company or its agents and representatives (other than a communication referred to in clause (i) below) an “Issuer Free Writing Prospectus”) other than (i) any document not constituting a prospectus pursuant to Section 2(a)(10)(a) of the Securities Act or Rule 134 under the Securities Act or (ii) the documents listed on Annex D hereto, each electronic road show and any other written communications approved in writing in advance by the Representatives.  Each such Issuer Free Writing Prospectus complied in all material respects with the Securities Act, has been or will be (within the time period specified in Rule 433) filed in accordance with the Securities Act (to the extent required thereby) and, when taken together with the Pricing Disclosure Package such Issuer Free Writing Prospectus, did not, and as of the Closing Date and as of the Additional Closing Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that (i) the Company makes no representation and warranty with respect to any statements or omissions made in each such Issuer Free Writing Prospectus or the Pricing Disclosure Package in reliance upon and in conformity with information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Representatives expressly for use in such Issuer Free Writing Prospectus or Pricing Disclosure Package, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 9(d) hereof, and (ii) the Company makes no representation and warranty with respect to any statements or omissions made in each such Issuer Free Writing Prospectus or the Pricing Disclosure Package in reliance upon and in conformity with the Selling Shareholder Information.  Each such Issuer Free Writing Prospectus did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement, the Pricing Disclosure Package or the Final Prospectuses.

(e)           Registration Statement and U.S. Final Prospectus.  The Registration Statement is effective under the Securities Act.  No order suspending the effectiveness of the Registration Statement has been issued by the Commission, and no proceeding for that purpose or pursuant to Section 8A of the Securities Act against the Company or related to the offering of the Securities has been initiated or threatened by the Commission; as of the applicable effective date of the Registration Statement and any post-effective amendment thereto, the Registration Statement and any such post-effective amendment complied and will comply in all material respects with the Securities Act, and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; the U.S. Final Prospectus and any amendment or supplement thereto, at the time of filing thereof, will comply in all material respects with the Securities Act; and as of the date of the U.S. Final Prospectus and any amendment or supplement thereto and as of the Closing Date and as of the Additional Closing Date, as the case may be, the U.S. Final Prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that (i) the Company makes no representation and warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Representatives expressly for use in the Registration Statement and the U.S. Final Prospectus and any amendment or supplement thereto, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 9(d) hereof, and (ii) the Company makes no representation and warranty with respect to any statements or omissions made in reliance upon and in conformity with the Selling Shareholder Information.

(f)            Incorporated Documents.  The documents incorporated by reference in the Canadian Preliminary Prospectus and the Canadian Final Prospectus, when they were filed with the Canadian Qualifying Authorities, conformed in all material respects to the requirements of Canadian Securities Laws, and none of such documents contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and any further documents so filed and incorporated by reference in the Canadian Preliminary Prospectus and the Canadian Final Prospectus, when such documents are filed with the Canadian Qualifying Authorities, will conform in all material respects to the requirements of Canadian Securities Laws and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The documents incorporated by reference in the Registration Statement, the Pricing Disclosure Package and the U.S. Final Prospectus, when they were filed with the Commission conformed in all material respects to the requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and none of such documents contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and any further documents so filed and incorporated by reference in the Registration Statement, the Pricing Disclosure Package and the U.S. Final Prospectus, when such documents are filed with the Commission, will conform in all material respects to the requirements of the Exchange Act and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(g)           Reporting Issuer.  The Company is a reporting issuer under the securities laws of each Canadian province that recognizes the concept of reporting issuer, is not in default under applicable Canadian Securities Laws and is not on the list of defaulting reporting issuers maintained by the Canadian securities regulatory authorities in each such Canadian province that maintains such a list; the Company is subject to the reporting requirements of the Exchange Act and is current in its filings thereunder; the Company is in compliance with its obligations under the rules of the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”); and the Company has not filed any confidential material change reports which remain confidential at the date hereof.

(h)           Financial Statements.  The consolidated financial statements (including the notes thereto) included or incorporated by reference in the Registration Statement, the Pricing Disclosure Package and the Final Prospectuses comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and Canadian Securities Laws, as applicable, and present fairly in all material respects the financial position of the applicable entities noted therein and their respective consolidated subsidiaries, as applicable, as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified; such consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”) applied on a consistent basis throughout the periods covered thereby; the other financial information included or incorporated by reference in the Registration Statement, the Pricing Disclosure Package and the Final Prospectuses has been derived from the accounting records of the Company and its consolidated subsidiaries and presents fairly in all material respects the information shown thereby; and the pro forma financial information (including the notes thereto) included or incorporated by reference in the Registration Statement, the Pricing Disclosure Package and the Final Prospectuses has been prepared in accordance with the applicable requirements of the Securities Act, the Exchange Act and Canadian Securities Laws, as applicable, and the assumptions underlying such pro forma financial information were reasonable as of the date presented and are set forth in the Registration Statement, the Pricing Disclosure Package and the Final Prospectuses.

(i)            No Material Adverse Change.  Since the date of the most recent financial statements of the Company included or incorporated by reference in the Registration Statement, the Pricing Disclosure Package and the Final Prospectuses, (i) there has not been any change in the share capital (other than the issuance of common shares of the Company (the “Common Shares”) upon exercise of stock options described as outstanding in, and the grant of options and awards under existing equity incentive plans described in, the Pricing Disclosure Package and the Final Prospectuses), any material change in the short-term debt or long-term debt of the Company or any of its subsidiaries, or any dividend or distribution of any kind declared, set aside for payment, paid or made by the Company on any class of share capital, or any material adverse change, or any development involving a prospective change that has had, or would reasonably be expected to have, a material adverse effect on the business, properties, management, financial position, shareholders’ equity, results of operations or prospects of the Company and its subsidiaries taken as a whole; (ii) neither the Company nor any of its subsidiaries has entered into any transaction or agreement (whether or not in the ordinary course of business) that is material to the Company and its subsidiaries taken as a whole or incurred any liability or obligation, direct or contingent, that is material to the Company and its subsidiaries taken as a whole; and (iii) neither the Company nor any of its subsidiaries has sustained any loss or interference with its business that is material to the Company and its subsidiaries taken as a whole and that is either from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor disturbance or dispute or any action, order or decree of any court or arbitrator or governmental or regulatory authority, except in each case as otherwise disclosed in the Pricing Disclosure Package and the Final Prospectuses.

(j)            Organization and Good Standing.  The Company and each of its significant subsidiaries (as set forth in Schedule 3 hereto, the “Significant Subsidiaries”) have been duly organized and are validly existing and, with respect to Significant Subsidiaries that are organized under the corporate laws of any state of the United States, in good standing under the laws of their respective jurisdictions of organization, are duly qualified to do business and are in good standing in each jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such qualification, and have all power and authority necessary to own or hold their respective properties and to conduct the businesses in which they are engaged, except where the failure to be so qualified or in good standing or have such power or authority would not, individually or in the aggregate, have a material adverse effect on the business, properties, management, financial position, shareholders’ equity or results of operations of the Company and its subsidiaries taken as a whole or on the performance by the Company of its obligations under this Agreement (a “Material Adverse Effect”).  The subsidiaries listed in Schedule 3 to this Agreement are, as of the date hereof, the only significant subsidiaries of the Company (within the meaning of Rule 1-02(w) of Regulation S-X under the Exchange Act).

(k)           Capitalization.  The authorized, issued and outstanding share capital of the Company is as set forth in the Pricing Disclosure Package and the Final Prospectuses; all the outstanding shares in the capital of the Company (including the Securities to be sold by the Selling Shareholder) have been duly and validly authorized and issued and are fully paid and non-assessable and are not subject to any pre-emptive or similar rights; except as described in or expressly contemplated by the Pricing Disclosure Package and the Final Prospectuses, there are no outstanding rights (including, without limitation, pre-emptive rights), warrants or options to acquire, or instruments convertible into or exchangeable for, any Common Shares or other equity interests in the Company or any of its subsidiaries, or any contract, commitment, agreement, understanding or arrangement of any kind relating to the issuance of any share capital of the Company or any such subsidiary, any such convertible or exchangeable securities or any such rights, warrants or options; the share capital of the Company conforms in all material respects to the description thereof contained in the Pricing Disclosure Package and the Final Prospectuses; and all the outstanding shares of capital stock or other equity interests of each subsidiary owned, directly or indirectly, by the Company have been duly and validly authorized and issued, are fully paid and non-assessable and (except as otherwise described in the Pricing Disclosure Package and the Final Prospectuses) are owned directly or indirectly by the Company, free and clear of any lien, charge, encumbrance, security interest, restriction on voting or transfer or any other claim of any third party, except those that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(l)            Stock Options.  With respect to the stock options (the “Stock Options”) granted pursuant to the stock-based compensation plans of the Company and its subsidiaries (the “Company Stock Plans”), (i) each grant of a Stock Option was duly authorized no later than the date on which the grant of such Stock Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the board of directors of the Company (or a duly constituted and authorized committee thereof) and any required shareholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (ii) each such grant was made in accordance with the terms of the Company Stock Plans, Canadian Securities Laws and all other applicable laws and regulatory rules or requirements, including the rules of the TSX and the NYSE, (iii) the per share exercise price of each Stock Option was equal to or greater than the fair market value of a Common Share on the applicable Grant Date, and (iv) each such grant was properly accounted for in accordance with U.S. GAAP in the consolidated financial statements (including the related notes) of the Company and disclosed in the Company’s filings with Canadian securities regulatory authorities in accordance with Canadian Securities Laws and all other applicable laws. The Company has not knowingly granted, and there is no and has been no policy or practice of the Company of granting, Stock Options prior to, or otherwise coordinating the grant of Stock Options with, the release or other public announcement of material information regarding the Company or its subsidiaries or their results of operations or prospects.

(m)          Due Authorization.  The Company has full corporate right, power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and all action required to be taken for the due and proper authorization, execution and delivery by it of this Agreement and the consummation by it of the transactions contemplated hereby has been duly and validly taken.

(n)           Underwriting Agreement.  This Agreement has been duly authorized, executed and delivered by the Company.

(o)           No Violation or Default.  Neither the Company nor any of its Significant Subsidiaries is (i) in violation of its charter or by-laws or similar organizational documents; (ii) in default, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its Significant Subsidiaries is a party or by which the Company or any of its Significant Subsidiaries is bound or to which any of the property or assets of the Company or any of its Significant Subsidiaries is subject; or (iii) except as described in the Pricing Disclosure Package and the Final Prospectuses, in violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except, in the case of clauses (ii) and (iii) above, for any such default or violation that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(p)           No Conflicts.  The execution, delivery and performance by the Company of this Agreement, the sale of the Securities by the Selling Shareholder and the consummation of the transactions contemplated by this Agreement will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company or any of its subsidiaries is subject, (ii) result in any violation of the provisions of the charter or by-laws or similar organizational documents of the Company or any of its Significant Subsidiaries, or (iii) result in the violation by the Company or any of its subsidiaries of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except, in the case of clauses (i) and (iii) above, for any such conflict, breach, violation or default that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(q)           No Consents Required.  No consent, approval, authorization, order, license, registration or qualification of or with any court or arbitrator or governmental or regulatory authority is required of the Company for (i) the execution, delivery and performance by the Company of this Agreement, (ii) the sale of the Securities by the Selling Shareholder and (iii) the consummation of the transactions contemplated by this Agreement, except for such as have been obtained or made and such consents, approvals, authorizations, orders and registrations or qualifications as are or may be required under

Canadian Securities Laws and applicable state securities laws in connection with the purchase and distribution of the Securities by the Underwriters.

(r)            Legal Proceedings.  Except as described in the Pricing Disclosure Package and the Final Prospectuses, there are no legal, governmental or regulatory investigations, actions, suits or proceedings pending or, to the knowledge of the Company, threatened, to which the Company or any of its subsidiaries is a party or, to the knowledge of the Company, may reasonably be expected to be a party or to which any property of the Company or any of its subsidiaries is the subject or, to the knowledge of the Company, may reasonably be expected to be the subject that, individually or in the aggregate, if determined adversely to the Company or any of its subsidiaries, could reasonably be expected to have a Material Adverse Effect; no such investigations, actions, suits or proceedings are, to the knowledge of the Company, contemplated by any governmental or regulatory authority or threatened by others; and (i) there are no current or pending legal, governmental or regulatory actions, suits or proceedings that are required under the Securities Act or applicable Canadian Securities Laws to be described in the Registration Statement, the Pricing Disclosure Package or the Final Prospectuses that are not so described in the Registration Statement, the Pricing Disclosure Package and the Final Prospectuses and (ii) there are no statutes, regulations or contracts or other documents that are required under the Securities Act or applicable Canadian Securities Laws to be filed as exhibits to or described in the Registration Statement, the Pricing Disclosure Package or the Final Prospectuses that are not so filed as exhibits to or described in the Registration Statement, the Pricing Disclosure Package and the Final Prospectuses.

(s)           Independent Accountants.  Deloitte & Touche LLP, who have audited certain financial statements of the Company and its subsidiaries incorporated by reference in the Registration Statement, the Pricing Disclosure Package and the Final Prospectuses, is an independent registered public accounting firm with respect to the Company and its subsidiaries within the applicable rules and regulations adopted by the Commission and the Public Company Accounting Oversight Board (United States) and as required by the Securities Act and is independent within the meaning of applicable Canadian Securities Laws.  BDO USA, LLP (formerly known as BDO Seidman, LLP), who have audited certain financial statements of Waste Services, Inc. and its subsidiaries incorporated by reference in the Registration Statement, the Pricing Disclosure Package and the Final Prospectuses, through March 2, 2010, the date of its reports on such financial statements, was an independent registered public accounting firm with respect to Waste Services, Inc. within the applicable rules and regulations adopted by the Commission and the Public Company Accounting Oversight Board (United States). Crowe Horwath LLP, who have audited certain financial statements of Commercial Clean-Up Enterprises, Inc. and We Haul of South Florida, Inc. and Miami-Dade County Operations (a division of Republic Services of Florida, a Limited Partnership) incorporated by reference in the Registration Statement, the Pricing Disclosure Package and the Final Prospectuses, are independent certified public accountants with respect to Commercial Clean-Up Enterprises, Inc. and We Haul of South Florida, Inc. and Miami-Dade County Operations (a division of Republic Services of Florida, a Limited Partnership) within the meaning of applicable rules and regulations adopted by the American Institute of Certified Public Accountants (United States). There has not been any reportable disagreement (within the meaning of National Instrument 51-102 of the Canadian Securities Administrators) between Deloitte & Touche LLP and the Company.

(t)            Title to Real and Personal Property.  The Company and its subsidiaries have good title in fee simple (in the case of owned real property) to, or have valid rights to lease or otherwise use, all items of real and personal property and assets that are material to the respective businesses of the Company and its subsidiaries, in each case free and clear of all liens, encumbrances, claims and defects and imperfections of title except those that (i) do not materially interfere with the use made and proposed to be made of such property by the Company and its subsidiaries, (ii) are shown on the financial statements (including the related notes thereto) of the Company and its consolidated subsidiaries included or incorporated by reference, or otherwise described or disclosed, in the Pricing Disclosure Package and the Final Prospectuses, or (iii) could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(u)           Title to Intellectual Property.  The Company and/or its subsidiaries own or possess adequate rights to use all material patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, copyrights, licenses and know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures) necessary for the conduct of their respective businesses as currently conducted and as proposed to be conducted, except as would not reasonably be expected to result in a Material Adverse Effect and, to the Company’s knowledge, the conduct of their respective businesses will not conflict in any material respect with any such rights of others. The Company and its subsidiaries have not received any notice of any claim of infringement, misappropriation or conflict with any such rights of others that could reasonably be expected to result in a Material Adverse Effect.

(v)           No Undisclosed Relationships.  No relationship, direct or indirect, exists between or among the Company or any of its subsidiaries, on the one hand, and the directors, officers, shareholders, affiliates, customers or suppliers of the Company or any of its subsidiaries, on the other, that is required by the Securities Act or applicable Canadian Securities Laws to be described in the Registration Statement, the Preliminary Prospectuses or the Final Prospectuses and that is not so described in such documents and in the Pricing Disclosure Package.

(w)          Investment Company Act.  The Company is not and, after giving effect to the offering and sale of the Securities by the Selling Shareholder and the application of the proceeds thereof as described in the Pricing Disclosure Package and the Final Prospectuses, will not be required to register as an “investment company” or an entity “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission thereunder (collectively, the “Investment Company Act”).

(x)            Taxes.  The Company and its subsidiaries have paid all required federal, state, provincial, local and foreign taxes and filed all tax returns required to be filed through the date hereof, except where the failure to pay or file the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and except as otherwise disclosed in the Pricing Disclosure Package and the Final Prospectuses, there is no tax deficiency that has been, or, to the Company’s knowledge, could reasonably be expected to be, asserted against the Company or any of its subsidiaries or any of their respective properties or assets that would reasonably be expected to have a Material Adverse Effect.

(y)           Transfer Taxes.  There are no transfer taxes or other similar fees or charges under Canadian or U.S. federal law or the laws of any state, province or any political subdivision thereof, required to be paid in connection with the execution, delivery and performance of this Agreement by the Company.

(z)            Licenses and Permits.  Except as disclosed in the Pricing Disclosure Package and the Final Prospectuses, the Company and its subsidiaries possess all licenses, certificates, permits and other authorizations issued by, and have made all declarations and filings with, the appropriate federal, state, provincial, local or foreign governmental or regulatory authorities that are necessary for the ownership or lease of their respective properties or the conduct of their respective businesses as described in the Pricing Disclosure Package and the Final Prospectuses, except where the failure to possess or make the same would not, individually or in the aggregate, have a Material Adverse Effect; and except as described in the Pricing Disclosure Package and the Final Prospectuses, neither the Company nor any of its subsidiaries has received notice of any revocation or modification of any such license, certificate, permit or authorization that would reasonably be expected to have a Material Adverse Effect or has any reason to believe that any such license, certificate, permit or authorization will not be renewed in the ordinary course that would reasonably be expected to have a Material Adverse Effect.

(aa)         No Labor Disputes.  No labor disturbance by or dispute with employees of the Company or any of its subsidiaries exists or, to the knowledge of the Company, is contemplated or threatened, and the Company is not aware of any existing or imminent labor disturbance by, or dispute with, the employees of any of its or its subsidiaries’ principal suppliers, contractors or customers, except as would not reasonably be expected to have a Material Adverse Effect.

(bb)         Compliance with and Liability under Environmental Laws.  Except as described in the Pricing Disclosure Package and the Final Prospectuses, (i) the Company and its subsidiaries (a) are, and, to the knowledge of the Company, at all prior times were, in compliance with any and all applicable federal, state, local and foreign laws, rules, regulations, requirements, decisions, judgments, decrees, orders and the common law relating to pollution or the protection of the environment, natural resources or human health or safety, including those relating to the generation, storage, treatment, use, handling, transportation, Release (as defined below) or threat of Release of Hazardous Materials (as defined below) (collectively, “Environmental Laws”), (b) have received and are in compliance with all permits, licenses, certificates or other authorizations or approvals required of them under applicable Environmental Laws to conduct their respective businesses, (c) have not received notice of any actual or potential liability under or relating to, or actual or potential violation of, any Environmental Laws, including for the investigation or remediation of any Release or threat of Release of Hazardous Materials, and have no knowledge of any event or condition that would reasonably be expected to result in any such notice, (d) are not conducting or paying for, in whole or in part, any investigation, remediation or other corrective action pursuant to any Environmental Law at any location, and (e) are not a party to any order, decree or agreement that imposes any obligation or liability under any Environmental Law; (ii) there are no unreserved costs or liabilities associated with Environmental Laws of or relating to the Company or its subsidiaries, except in the case of each of (i) and (ii) above, for any such matter, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and (iii) except as described in the Pricing Disclosure Package and the Final Prospectuses, (a) there are no proceedings that are pending, or that are known by the Company to be contemplated, against the Company or any of its subsidiaries under any Environmental Laws in which a governmental entity is also a party, other than such proceedings regarding which the Company reasonably believes will not result in monetary sanctions of US$100,000 or more, (b) the Company and its subsidiaries are not aware of any facts or issues regarding compliance with Environmental Laws, or liabilities or other obligations under Environmental Laws, including the Release or threat of Release of Hazardous Materials, that would reasonably be expected to have a Material Adverse Effect, and (c) none of the Company and its subsidiaries anticipates material capital expenditures relating to any Environmental Laws.

(cc)         Hazardous Materials.  Except as described in the Pricing Disclosure Package and the Final Prospectuses, there has been no storage, generation, transportation, use, handling, treatment, Release or threat of Release of Hazardous Materials by, relating to or caused by the Company or any of its subsidiaries (or, to the knowledge of the Company and its subsidiaries, any other entity (including any predecessor) for whose acts or omissions the Company or any of its subsidiaries is or could reasonably be expected to be liable) at, on, under or from any property or facility now or previously owned, operated or leased by the Company or any of its subsidiaries, or at, on, under or from any other property or facility, in violation of any Environmental Laws or in a manner or amount or to a location that could reasonably be expected to result in any liability under any Environmental Law, except for any violation or liability which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  “Hazardous Materials” means any material, chemical, substance ,waste, pollutant, contaminant, compound, mixture, or constituent thereof, in any form or amount, including petroleum (including crude oil or any fraction thereof) and petroleum products, natural gas liquids, asbestos and asbestos containing materials, naturally occurring radioactive materials, brine and drilling mud, regulated by or which can give rise to liability under any Environmental Law.  “Release” means any spilling, leaking, seepage, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing, depositing, dispersing, or migrating in, into, or through the environment, or in, into, from or through any building or structure.

(dd)         Compliance with ERISA.  Except as would not reasonably be expected to have a Material Adverse Effect or as disclosed in the Pricing Disclosure Package and the Final Prospectuses, (i) each employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), for which the Company or any member of its “Controlled Group” (defined as any organization which is a member of a controlled group of corporations within the meaning of Section 414 of the Internal Revenue Code of 1986, as amended (the “Code”)) would have any liability (each, a “Plan”) has been maintained in compliance with its terms and the requirements of any applicable statutes, orders, rules and regulations, including but not limited to ERISA and the Code, except for noncompliance that could not reasonably be expected to result in material liability to the Company or its subsidiaries;  (ii) no prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any Plan excluding transactions effected pursuant to a statutory or administrative exemption that could reasonably be expected to result in a material liability to the Company or its subsidiaries; (iii) for each Plan that is subject to the funding rules of Section 412 of the Code or Section 302 of ERISA, the minimum funding standard of Section 412 of the Code or Section 302 of ERISA, as applicable, has been satisfied (without taking into account any waiver thereof or extension of any amortization period) and is reasonably expected to be satisfied in the future (without taking into account any waiver thereof or extension of any amortization period); (iv) the fair market value of the assets of each Plan exceeds the present value of all benefits accrued under such Plan (determined based on those assumptions used to fund such Plan); (v) no “reportable event” (within the meaning of Section 4043(c) of ERISA) has occurred or is reasonably expected to occur that either has resulted, or could reasonably be expected to result, in material liability to the Company or its subsidiaries; (vi) neither the Company nor any member of the Controlled Group has incurred, nor reasonably expects to incur, any liability under Title IV of ERISA (other than contributions to the Plan or premiums to the Pension Benefit Guaranty Corporation, in the ordinary course and without default) in respect of a Plan (including a “multiemployer plan”, within the meaning of Section 4001(a)(3) of ERISA); and (vii) there is no pending audit or investigation by the Internal Revenue Service, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation or any other governmental agency or any foreign regulatory agency with respect to any Plan that could reasonably be expected to result in material liability to the Company or its subsidiaries.

(ee)         Disclosure Controls.  The Company and its subsidiaries maintain an effective system of “disclosure controls and procedures” (as defined in Rule 13a-15(e) under the Exchange Act and as contemplated by the certifications required under Form 52-109F1 and Form 52-109F2 under National Instrument 52-109 — Certification of Disclosure in Issuer’s Annual and Interim Filings (“NI 52-109”)) that complies with the requirements of the Exchange Act and Canadian Securities Laws and has been designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act and Canadian Securities Laws is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Commission and Canadian securities regulatory authorities, including controls and procedures designed to ensure that such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure.  The Company and its subsidiaries have carried out evaluations of the effectiveness of their disclosure controls and procedures as required by Rule 13a-15 under the Exchange Act and NI 52-109.

(ff)           Accounting Controls.  The Company and its subsidiaries maintain systems of “internal control over financial reporting” (as defined in Rule 13a-15(f) under the Exchange Act and NI 52-109) that comply with the requirements of the Exchange Act and NI 52-109 and have been designed by, or under the supervision of, their respective principal executive and principal financial officers, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, including, but not limited to, internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  There are no material weaknesses in the Company’s internal controls.  The Company’s auditors and the Audit Committee of the Board of Directors of the Company have been advised of: (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which have adversely affected or are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(gg)         Insurance.  The Company and its subsidiaries have insurance from insurers of recognized financial responsibility covering their respective properties, operations, personnel and businesses, including business interruption insurance, which insurance is in amounts and insures against such losses and risks as are adequate to protect the Company and its subsidiaries and their respective businesses and as are prudent and customary in the businesses in which the Company and its subsidiaries are engaged; the Company and its subsidiaries are in compliance with the terms of such policies and instruments in all material respects; neither the Company nor any of its subsidiaries has been refused any insurance coverage sought or applied for; and neither the Company nor any of its subsidiaries has (i) received notice from any insurer or agent of such insurer that capital improvements or other expenditures are required or necessary to be made in order to continue such insurance or (ii) any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage at reasonable cost from similar insurers as may be necessary to continue its business.

(hh)         No Unlawful Payments.  Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or other person associated with or acting on behalf of the Company or any of its subsidiaries has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, or the Corruption of Foreign Public Officials Act (Canada); or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

(ii)           Compliance with Money Laundering Laws.  The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering Act) (Canada), the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(jj)           Compliance with OFAC.  None of the Company, any of its subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury.

(kk)         No Restrictions on Subsidiaries.  Except as disclosed in the Pricing Disclosure Package and the Final Prospectuses, no subsidiary of the Company is currently prohibited, directly or indirectly, under any agreement or other instrument to which it is a party or is subject, from paying any dividends to the Company, from making any other distribution on such subsidiary’s capital stock, from repaying to the Company any loans or advances to such subsidiary from the Company or from transferring any of such subsidiary’s properties or assets to the Company or any other subsidiary of the Company.

(ll)           No Broker’s Fees.  Neither the Company nor any of its subsidiaries is a party to any contract, agreement or understanding with any person (other than this Agreement) that would give rise to a valid claim against the Company or any of its subsidiaries or any Underwriter for a brokerage commission, finder’s fee or like payment in connection with the offering and sale of the Securities by the Selling Shareholder.

(mm)       No Registration Rights.  No person has any right to require the Company or any of its subsidiaries to register any securities for sale under the Securities Act or Canadian Securities Laws by reason of (A) the filing of any of the Registration Statement, the U.S. Preliminary Prospectus or the U.S. Final Prospectus with the Commission, (B) the filing of any of the Canadian Base Prospectus, the Canadian Preliminary Prospectus or the Canadian Final Prospectus with the Qualifying Authorities or (C) to the knowledge of the Company, the sale of the Securities by the Selling Shareholder hereunder.

(nn)         No Stabilization or Manipulation.  Neither the Company nor, to its knowledge, any of its directors, officers or affiliates has taken, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Securities.

(oo)         Forward-Looking Statements.  The Company has no knowledge that any forward-looking statement or forward-looking information (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act or as defined under Canadian Securities Laws, as applicable) contained in the Registration Statement, the Pricing Disclosure Package or the Final Prospectuses, at the time it was made by the Company, was false or misleading in any material respect.

(pp)         Statistical and Market Data.  Nothing has come to the attention of the Company that has caused the Company to believe that the statistical and market-related data included in the Registration Statement, the Pricing Disclosure Package and the Final Prospectuses is not based on or derived from sources that are reliable and accurate in all material respects.

(qq)         Status under the Securities Act.  At the time of filing the Registration Statement and any post-effective amendment thereto, at the earliest time thereafter that the Company or any offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Securities Act) of the Securities and at the date hereof, the Company was not and is not an “ineligible issuer”, as defined in Rule 405 under the Securities Act.

(rr)           Foreign Private Issuer.  The Company is, and upon completion of the transactions described herein will be, a “foreign private issuer” within the meaning of Rule 3b-4 under the Exchange Act.

(ss)         Registrar and Transfer Agent.  Computershare Investor Services Inc. at its principal office in Toronto, Ontario is the duly appointed registrar and transfer agent of the Company with respect to the Common Shares, and Computershare Trust Company, Inc. at its principal office in Denver, Colorado is the duly appointed U.S. co-transfer agent of the Company with respect to the Common Shares.

4.             Representations and Warranties of the Selling Shareholder.  The Selling Shareholder severally represents and warrants to each Underwriter and the Company that:

(a)           Required Consents; Authority.  All consents, approvals, authorizations and orders necessary for the execution and delivery by the Selling Shareholder of this Agreement and for the sale and delivery of the Securities to be sold by the Selling Shareholder hereunder have been obtained; the Selling Shareholder has full right, power and authority to enter into this Agreement and to sell, assign, transfer and deliver the Securities to be sold by the Selling Shareholder hereunder; and this Agreement has been duly authorized, executed and delivered by the Selling Shareholder.

(b)           No Conflicts.  The execution, delivery and performance by the Selling Shareholder of this Agreement, the sale of the Securities to be sold by the Selling Shareholder and the consummation by the Selling Shareholder of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Selling Shareholder pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Selling Shareholder is a party or by which the Selling Shareholder is bound or to which any of the property or assets of the Selling Shareholder is subject, (ii) result in any violation of the provisions of the charter or by-laws or similar organizational documents of the Selling Shareholder or (iii) result in the violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory agency.

(c)           Title to Securities.  The Selling Shareholder has good and valid title to the Securities to be sold at the Closing Date or the Additional Closing Date, as the case may be, by the Selling Shareholder hereunder; the Selling Shareholder will have, immediately prior to the Closing Date or the Additional Closing Date, as the case may be, good and valid title to the Securities to be sold at the Closing Date or the Additional Closing Date, as the case may be, by the Selling Shareholder, and the Selling Shareholder will deliver the Securities on the Closing Date or the Additional Closing Date, as the case may be, free and clear of all liens, encumbrances, equities or adverse claims; and, upon delivery of the certificates representing such Securities and payment therefor pursuant hereto, good and valid title to such Securities, free and clear of all liens, encumbrances, equities or adverse claims, will pass to the several Underwriters.

(d)           No Stabilization.  The Selling Shareholder has not taken, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Securities.

(e)           Canadian Preliminary Prospectus; Canadian Final Prospectus.  The Canadian Preliminary Prospectus, at the time of filing thereof, did not, and the Canadian Final Prospectus as of the date of the Canadian Final Prospectus and any amendment or supplement thereto and as of the Closing Date and as of the Additional Closing Date, as the case may be, will not, include any untrue statement of a material fact or omit to state a material fact that is required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that the representations and warranties set forth in this subsection apply only to the Selling Shareholder Information.  “Selling Shareholder Information” means any statements or omissions made in reliance upon and in conformity with information relating to the Selling Shareholder furnished in writing by or on behalf of the Selling Shareholder expressly for use in the Registration Statement, the Preliminary Prospectuses, the Pricing Disclosure Package, the Final Prospectuses (or any amendment or supplement thereto) or any Issuer Free Writing Prospectus.

(f)            U.S. Preliminary Prospectus.  The U.S. Preliminary Prospectus, at the time of filing thereof, did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the representations and warranties set forth in this subsection apply only to the Selling Shareholder Information.

(g)           Pricing Disclosure Package.  The Pricing Disclosure Package as of the Applicable Time did not, and as of the Closing Date and as of the Additional Closing Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

provided that the representations and warranties set forth in this subsection apply only to the Selling Shareholder Information.

(h)           Issuer Free Writing Prospectus.  Other than the Registration Statement, the Preliminary Prospectuses and the Final Prospectuses, the Selling Shareholder (including its agents and representatives, other than the Underwriters in their capacity as such) has not prepared, used, authorized, approved or referred to and will not prepare, use, authorize, approve or refer to any “written communication” (as defined in Rule 405 under the Securities Act) that constitutes an offer to sell or solicitation of an offer to buy the Securities, other than (i) any document not constituting a prospectus pursuant to Section 2(a)(10)(a) of the Securities Act or Rule 134 under the Securities Act or (ii) the documents listed on Annex D hereto, each electronic road show and any other written communications approved in writing in advance by the Company and the Representatives.

(i)            Registration Statement and U.S. Final Prospectus.  As of the applicable effective date of the Registration Statement and any post-effective amendment thereto, the Registration Statement and any such post-effective amendment did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; and as of the date of the U.S. Final Prospectus and any amendment or supplement thereto and as of the Closing Date and as of the Additional Closing Date, as the case may be, the U.S. Final Prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the representations and warranties set forth in this subsection apply only to the Selling Shareholder Information.

(j)            Material Information.  As of the date hereof, as of the Closing Date and as of the Additional Closing Date, as the case may be, the sale of the Securities by the Selling Shareholder is not and will not be prompted by any material information concerning the Company which is not set forth in the Registration Statement, the Pricing Disclosure Package or the Final Prospectuses.

(k)           Transfer Taxes.  There are no transfer taxes or other similar fees or charges under Canadian or U.S. federal law or the laws of any state, province or any political subdivision thereof, required to be paid in connection with the execution, delivery and performance of this Agreement or sale by the Selling Shareholder of the Securities.

(l)            Duties.  No stamp duty, registration or documentary taxes, duties or other similar charges are payable under the federal laws of Canada or the laws of any province of Canada in connection with the sale and delivery to the Underwriters of the Securities or the authorization, execution, delivery and performance of this Agreement or the resale of any Securities by an Underwriter to U.S. residents.

(m)          FINRA.  Neither the Selling Shareholder nor any of its affiliates, directly or indirectly, controls, is controlled by, or is under common control with any member firm of the Financial Industry Regulatory Authority, Inc. (“FINRA”) or is a person associated with a member (within the meaning of the FINRA bylaws) of FINRA.

(n)           Delivery of Securities.  Upon (a) payment for the Securities to be sold by the Selling Shareholder to the Underwriters as provided in this Agreement, (b) the delivery of such Securities to Cede & Co. (“Cede”) or such other nominee as may be designated by DTC, (c) the registration of such Securities in the name of Cede or such other nominee and (d) the crediting of such Securities on the records of DTC to security accounts in the name of the Underwriters (assuming that neither DTC nor the Underwriters have notice of any adverse claim (as such phrase is defined in Section 8-105 of the Uniform Commercial Code as in effect in the State of New York (the “UCC”)) to such Securities or any security entitlement in respect thereof), (i) DTC shall be a “protected purchaser” of such Securities within the meaning of Section 8-303 of the UCC, (ii) under Section 8-501 of the UCC, the Underwriters will acquire a security entitlement in respect of such Securities and (iii) to the extent governed by Article 8 of the UCC, no action based on any “adverse claim” (as defined in Section 8-102 of the UCC) to such Securities may be asserted against the Underwriters; for purposes of this representation, the Selling Shareholder may assume that when such payment, delivery and crediting occur, (x) such Securities will have been registered in the name of Cede or such other nominee as may be designated by DTC, in each case on the Company’s share registry in accordance with its certificate of incorporation, by laws and applicable law, (y) DTC will be registered as a “clearing corporation” within the meaning of Section 8-102 of the UCC and (z) appropriate entries to the securities account or accounts in the name of the Underwriters on the records of DTC will have been made pursuant to the UCC.

5.             Further Agreements of the Company.  The Company covenants and agrees with each Underwriter that:

(a)           Required Filings.  The Company will prepare the Canadian Final Prospectus and the U.S. Final Prospectus in a form approved by the Representatives and will (i) file the Canadian Final Prospectus with the Reviewing Authority in accordance with the Shelf Procedures not later than the Reviewing Authority’s close of business on the business day following the execution and delivery of this Agreement; (ii) file the U.S. Final Prospectus with the Commission pursuant to General Instruction II.L of Form F-10 not later than the Commission’s close of business on the business day following the filing of the Canadian Final Prospectus with the Reviewing Authority; (iii) file any Issuer Free Writing Prospectus to the extent required by Rule 433 under the Securities Act; (iv) file promptly all reports and other documents required to be filed or furnished by the Company with Canadian securities regulatory authorities pursuant to Canadian Securities Laws or with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of the Final Prospectuses and for so long as the delivery of a prospectus is required in connection with the offering or sale of the Securities by the Selling Shareholder; and (v) furnish copies of the Final Prospectuses and each Issuer Free Writing Prospectus (to the extent not previously delivered) to the Underwriters prior to 10:00 A.M., New York City time, on the business day next succeeding the date of this Agreement in such quantities and at such locations as the Representatives may reasonably request.

(b)           Delivery of Copies.  The Company will deliver, without charge, (i) to the Representatives and counsel to the Underwriters, (A) signed copies of the Canadian Base Prospectus and the Registration Statement, in each case as originally filed and including each amendment thereto and all exhibits and consents filed therewith, and (B) signed copies of the Form F-X; and (ii) to each Underwriter (x) a conformed copy of the Canadian Base Prospectus and the Registration Statement, in each case as originally filed and including each amendment thereto (without exhibits) and (y) during the Prospectus Delivery Period (as defined below), as many copies of the Preliminary Prospectuses and the Final Prospectuses (including all amendments and supplements thereto) and each Issuer Free Writing Prospectus as the Representatives may reasonably request.  As used herein, the term “Prospectus Delivery

Period” means such period of time after the first date of the public offering of the Securities as in the reasonable opinion of counsel for the Underwriters a prospectus relating to the Securities is required by law to be delivered (or required to be delivered but for Rule 172 under the Securities Act) in connection with sales of the Securities by any Underwriter or dealer.

(c)           Amendments or Supplements, Issuer Free Writing Prospectuses.  Before preparing, using, authorizing, approving, referring to or filing any Issuer Free Writing Prospectus, and before filing any amendment or supplement to the Registration Statement, the Canadian Base Prospectus or the Final Prospectuses, the Company will furnish to the Representatives and counsel for the Underwriters a copy of the proposed Issuer Free Writing Prospectus, amendment or supplement for review and will not prepare, use, authorize, approve, refer to or file any such Issuer Free Writing Prospectus or file any such proposed amendment or supplement to which the Representatives reasonably object.

(d)           Notice to the Representative.  The Company will advise the Representatives promptly, and confirm such advice in writing, (i) when the Canadian Final Prospectus has been filed with the Reviewing Authority in accordance with the Canadian Shelf Procedures; (ii) when the U.S. Final Prospectus has been filed with the Commission pursuant to General Instruction II.L of Form F-10; (iii) when any Issuer Free Writing Prospectus has been filed with the Commission; (iv) prior to the termination of the offering of the Securities, when any amendment or supplement to the Registration Statement, the Canadian Base Prospectus or the Final Prospectuses has been filed with the Commission or the Reviewing Authority, as applicable; (v) of any request by any Canadian Qualifying Authority for any amendment or supplement to the Canadian Base Prospectus or the Canadian Final Prospectus or any other request by any Canadian Qualifying Authority for any additional information; (vi) of any request by the Commission for any amendment or supplement to the Registration Statement or the U.S. Final Prospectus or any other request by the Commission for any additional information; (vii) of the issuance by any Canadian Qualifying Authority or the Commission, as applicable, of any cease trade order relating to the Company or the Common Shares or any order suspending the effectiveness of the Registration Statement or preventing or suspending the use of any Preliminary Prospectus, the Pricing Disclosure Package, any Final Prospectus or any Issuer Free Writing Prospectus or the initiation or threatening of any proceeding for that purpose or pursuant to Section 8A of the Securities Act; (viii) of the occurrence of any event within the Prospectus Delivery Period as a result of which the Pricing Disclosure Package, the Final Prospectuses or any Issuer Free Writing Prospectus as then amended or supplemented would include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing when the Pricing Disclosure Package, the Final Prospectuses or any such Issuer Free Writing Prospectus is delivered to a purchaser, not misleading; (ix) of the receipt by the Company of any communication stemming from the fact that the Securities are listed on the TSX and the NYSE; or (x) of the receipt by the Company of any notice with respect to any suspension of the qualification of the Securities for offer and sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and the Company will use its reasonable best efforts to prevent the issuance of any such cease trade order or order suspending the effectiveness of the Registration Statement, preventing or suspending the use of any Preliminary Prospectus, the Pricing Disclosure Package, any Final Prospectus or any Issuer Free Writing Prospectus or suspending any such qualification of the Securities and, if any such order is issued, will use its reasonable best efforts to obtain as soon as possible the withdrawal thereof.

(e)           Ongoing Compliance.  (1) If during the Prospectus Delivery Period (i) any event shall occur or condition shall exist as a result of which the Final Prospectuses as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances existing when a Final Prospectus is delivered to a purchaser, not misleading or (ii) it is necessary to amend the Registration Statement or Canadian Base Prospectus, file a new registration statement or amend or supplement the Final Prospectuses to comply with law, the Company will immediately notify the Underwriters thereof and forthwith prepare and, subject to paragraph (c) above, file with the Reviewing Authority and the Commission and furnish to the Underwriters and to such dealers as the Representatives may designate such additional registration statements, amendments or supplements as may be necessary so that the statements in the Final Prospectuses as so amended or supplemented will not, in the light of the circumstances existing when a Final Prospectus is delivered to a purchaser, be misleading or so that the Final Prospectuses will comply with law; the Company shall use its reasonable best efforts to have any amendment to the Registration Statement or any new registration statement declared effective as soon as practicable in order to avoid any disruption in the use of the Final Prospectuses, and (2) if at any time prior to the Closing Date (i) any event shall occur or condition shall exist as a result of which the Pricing Disclosure Package as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances existing when the Pricing Disclosure Package is delivered to a purchaser, not misleading or (ii) it is necessary to amend or supplement the Pricing Disclosure Package to comply with law, the Company will immediately notify the Underwriters thereof and forthwith prepare and, subject to paragraph (c) above, file with the Reviewing Authority and the Commission (to the extent required) and furnish to the Underwriters and to such dealers as the Representatives may designate such amendments or supplements to the Pricing Disclosure Package as may be necessary so that the statements in the Pricing Disclosure Package as so amended or supplemented will not, in the light of the circumstances existing when the Pricing Disclosure Package is delivered to a purchaser, be misleading or so that the Pricing Disclosure Package will comply with law.

(f)            Other Jurisdictions.  The Company will qualify the Securities for offer and sale under the securities or Blue Sky laws of such states and such other jurisdictions as the Representatives shall reasonably request and will continue such qualifications in effect so long as required for distribution of the Securities; provided that the Company shall not be required to (i) qualify as a foreign corporation or other entity or as a dealer in securities in any such jurisdiction where it would not otherwise be required to so qualify, (ii) file any general consent to service of process in any such jurisdiction or (iii) subject itself to taxation in any such jurisdiction if it is not otherwise so subject.

(g)           Earning Statement.  The Company will make generally available to its security holders and the Representatives as soon as practicable an earning statement that satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 promulgated thereunder; provided, however, that (1) such delivery requirements to the Company’s security holders shall be deemed met by the Company’s compliance with its reporting requirements pursuant to the Exchange Act if such compliance satisfies the conditions of Rule 158 and (2) such delivery requirements to the Representatives shall be deemed met by the Company if the related reports are available on the Commission’s Electronic Data Gathering Analysis and Retrieval System.

(h)           Clear Market.  For a period of 90 days after the date of the Final Prospectuses, the Company will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or file any registration statement under the Securities Act or any prospectus with Canadian securities regulators with respect to any of the foregoing or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC on behalf of the Underwriters, other than any Common Shares issued upon the exercise of options or interests granted under any employee stock option plan or security compensation arrangement of the Company in effect at the Applicable Time or upon the exercise of any warrants outstanding at the Applicable Time, or any Common Shares issued directly to the seller in connection with any acquisition undertaken by the Company, provided that the recipient shall execute a “lock-up” agreement substantially in the form of Exhibit A hereto and provided further that the number of Common Shares issued to all such recipients shall not exceed 10% of the Common Shares outstanding as of the date of this Agreement.  Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, the Company issues an earnings release or material news or a material event relating to the Company occurs; or (2) prior to the expiration of the 90-day restricted period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions imposed by this Agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

(i)            No Stabilization.  The Company will not take, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Common Shares.

(j)            Listing.  The Company will use its reasonable best efforts to maintain the listing of the Common Shares on the TSX and NYSE and will file with the TSX and the NYSE all documents and notices required by the TSX and NYSE, respectively.

(k)           Reporting Requirements.  During the Prospectus Delivery Period, the Company will file all documents required to be filed or furnished by the Company with (i) Canadian securities regulatory authorities in accordance with applicable Canadian Securities Laws and (ii) the Commission pursuant to the Exchange Act, within the time periods required by the Exchange Act and the rules and regulations of the Commission thereunder.

(l)            Press Releases.  Until the 31st day following the date hereof, the Company will provide the Representatives with a draft of any press release to be issued in connection with the offering of the Securities, and will provide the Representatives and counsel to the Underwriters sufficient time to comment thereon and will accept all reasonable comments of the Representatives and counsel to the Underwriters on such press releases.

(m)          Record Retention.  The Company will, pursuant to reasonable procedures developed in good faith, retain copies of each Issuer Free Writing Prospectus that is not filed with the Commission in accordance with Rule 433 under the Securities Act.

6.             Further Agreements of the Selling Shareholder.  The Selling Shareholder covenants and agrees with each Underwriter that:

(a)           Lock-up Agreement.  The Selling Shareholder will deliver to the Representatives on the date hereof an executed “lock-up” agreement substantially in the form of Exhibit A hereto.

(b)           Tax Form.  The Selling Shareholder will deliver to the Representatives prior to or at the Closing Date a properly completed and executed United States Treasury Department Form W-9 (or other applicable form or statement specified by the Treasury Department regulations in lieu thereof) in order to facilitate the Underwriters’ documentation of their compliance with the reporting and withholding provisions of the Tax Equity and Fiscal Responsibility Act of 1982 with respect to the transactions herein contemplated.

(c)           No Stabilization.  The Selling Shareholder will not take, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Common Shares.

7.             Certain Agreements of the Underwriters.        Each Underwriter hereby represents and agrees that:

(a)           It has not used, authorized use of, referred to or participated in the planning for use of, and will not use, authorize use of, refer to or participate in the planning for use of, any “free writing prospectus”, as defined in Rule 405 under the Securities Act (which term includes use of any written information furnished to the Commission by the Company and not incorporated by reference into the Registration Statement and any press release issued by the Company) other than (i) a free writing prospectus that contains no “issuer information” (as defined in Rule 433(h)(2) under the Securities Act) that was not included (including through incorporation by reference) in the Preliminary Prospectuses or a previously filed Issuer Free Writing Prospectus, (ii) any Issuer Free Writing Prospectus listed on Annex D or prepared pursuant to Section 3(c) or Section 5(c) above (including any electronic road show), or (iii) any free writing prospectus prepared by such Underwriter and approved by the Company in advance in writing.

(b)           It has not and will not, without the prior written consent of the Company, use any free writing prospectus that contains the final terms of the Securities unless such terms have previously been included in a free writing prospectus filed with the Commission.

(c)           It is not subject to any pending proceeding under Section 8A of the Securities Act with respect to the offering of the Securities (and will promptly notify the Company if any such proceeding against it is initiated during the Prospectus Delivery Period).

8.             Conditions of Underwriters’ Obligations.  The obligation of each Underwriter to purchase the Firm Shares on the Closing Date or the Option Shares on the Additional Closing Date, as the case may be, as provided herein is subject to the performance by the Company and the Selling Shareholder of their respective covenants and other obligations hereunder and to the following additional conditions:

(a)           Canadian Compliance.  No order suspending the distribution of the Securities shall have been issued by any Canadian Qualifying Authority and no proceedings for that purpose shall have been instituted or threatened; the Canadian Final Prospectus shall have been filed with the Reviewing Authority in accordance with Section 4(a) hereof; and all requests by any Canadian Qualifying Authority for additional information shall have been complied with to the reasonable satisfaction of the Representatives.

(b)           U.S. Compliance.  No order suspending the effectiveness of the Registration Statement shall be in effect, and no proceeding for such purpose or pursuant to Section 8A under the Securities Act shall be pending before or threatened by the Commission; the U.S. Final Prospectus and each Issuer Free Writing Prospectus shall have been timely filed with the Commission under the Securities Act (in the case of an Issuer Free Writing Prospectus, to the extent required by Rule 433 under the Securities Act) and in accordance with Section 4(a) hereof; and all requests by the Commission for additional information shall have been complied with to the reasonable satisfaction of the Representatives.

(c)           Representations and Warranties.  The respective representations and warranties of the Company and the Selling Shareholder contained herein shall be true and correct on the date hereof and on and as of the Closing Date or the Additional Closing Date, as the case may be; and the statements of the Company and its officers and the Selling Shareholder and its officers made in any certificates delivered pursuant to this Agreement shall be true and correct on and as of the Closing Date or the Additional Closing Date, as the case may be.

(d)           No Downgrade.  Subsequent to the earlier of (A) the Applicable Time and (B) the execution and delivery of this Agreement, if there are any debt securities or preferred stock of, or guaranteed by, the Company or any of its subsidiaries that are rated by a “nationally recognized statistical rating organization”, as such term is used in relation to Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, (i) no downgrading shall have occurred in the rating accorded any such debt securities or preferred stock and (ii) no such organization shall have publicly announced that it has under surveillance or review, or has changed its outlook with respect to, its rating of any such debt securities or preferred stock (other than an announcement with positive implications of a possible upgrading).

(e)           No Material Adverse Change.  No event or condition of a type described in Section 3(i) hereof shall have occurred or shall exist, which event or condition is not described in the Pricing Disclosure Package (excluding any amendment or supplement thereto) and the Final Prospectuses (excluding any amendment or supplement thereto) and the effect of which in the judgment of the Representatives makes it impracticable or inadvisable to proceed with the offering, sale or delivery of the Securities on the Closing Date or the Additional Closing Date, as the case may be, on the terms and in the manner contemplated by this Agreement, the Pricing Disclosure Package and the Final Prospectuses.

(f)            Officer’s Certificates.  The Representatives shall have received on and as of the Closing Date or the Additional Closing Date, as the case may be, (A) a certificate of the chief financial officer or chief accounting officer of the Company and one additional senior executive officer of the Company who is reasonably satisfactory to the Representatives (i) confirming that such officers have carefully reviewed the Registration Statement, the Pricing Disclosure Package and the Final Prospectuses and, to the knowledge of such officers, the representations of the Company set forth in Sections 3(a), 3(c) and 3(e) hereof are true and correct, (ii) confirming that, to the knowledge of such officers, the other representations and warranties of the Company in this Agreement are true and correct and that the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date or the Additional Closing Date, as the case may be, and (iii) to the effect set forth in paragraphs (a), (b) and (d) above, and (B) a certificate of the chief executive officer and chief financial officer of the Selling Shareholder (or any senior executive officers performing similar functions who are reasonably satisfactory to the Representatives) (i) confirming that such officers have carefully reviewed the Registration Statement, the Pricing Disclosure Package and the Final Prospectuses and, to the knowledge of such officers, the representations of the Selling Shareholder set forth in Sections 3(e), 3(g) and 3(i) hereof are true and correct, (ii) confirming that, to the knowledge of such officers, the other representations and warranties of the Selling Shareholder in this Agreement are true and correct and that the Selling Shareholder has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date or the Additional Closing Date, as the case may be

(g)           Comfort Letters.  On the date of this Agreement and on the Closing Date or the Additional Closing Date, as the case may be, each of Deloitte & Touche LLP, BDO USA, LLP and Crowe Horwath LLP shall have furnished to the Representatives, at the request of the Company, letters, dated the respective dates of delivery thereof and addressed to the Underwriters, in form and substance reasonably satisfactory to the Representatives, containing statements and information of the type customarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained or incorporated by reference in the Registration Statement, the Pricing Disclosure Package and the Final Prospectuses; provided, that the letters from Deloitte & Touche LLP delivered on the Closing Date or the Additional Closing Date, as the case may be, shall use a “cut-off” date no more than three business days prior to such Closing Date or such Additional Closing Date, as the case may be.

(h)           Opinion and 10b-5 Statement of U.S. Counsel for the Company.  Torys LLP, U.S. counsel for the Company, shall have furnished to the Representatives, at the request of the Company, their written opinion and 10b-5 statement, dated the Closing Date or the Additional Closing Date, as the case may be, and addressed to the Underwriters, in form and substance reasonably satisfactory to the Representatives, to the effect set forth in Annex A hereto.

(i)            Opinion and 10b-5 Statement of Canadian Counsel for the Company.  Torys LLP, Canadian counsel for the Company, shall have furnished to the Representatives, at the request of the Company, their written opinion and 10b-5 statement, dated the Closing Date or the Additional Closing Date, as the case may be, and addressed to the Underwriters, in form and substance reasonably satisfactory to the Representatives, to the effect set forth in Annex B hereto.

(j)            Opinion of Counsel for the Selling Shareholder.  Paul, Hastings, Janofsky & Walker LLP, counsel for the Selling Shareholder, shall have furnished to the Representatives, at the request of the Selling Shareholder, their written opinion, dated the Closing Date or the Additional Closing Date, as the case may be, and addressed to the Underwriters, in form and substance reasonably satisfactory to the Representatives, to the effect set forth in Annex C hereto.

(k)           Opinion and 10b-5 Statement of U.S. Counsel for the Underwriters.  The Representatives shall have received on and as of the Closing Date or the Additional Closing Date, as the case may be, an opinion and 10b-5 statement of Skadden, Arps, Slate, Meagher & Flom LLP, U.S. counsel for the Underwriters, with respect to such matters as the Representatives may reasonably request, and such counsel shall have received such documents and information as they may reasonably request to enable them to pass upon such matters.

(l)            Opinion and 10b-5 Statement of Canadian Counsel for the Underwriters.  The Representatives shall have received on and as of the Closing Date or the Additional Closing Date, as the case may be, an opinion and 10b-5 statement of Blake, Cassels & Graydon LLP, Canadian counsel for the Underwriters, with respect to such matters as the Representatives may reasonably request, and such counsel shall have received such documents and information as they may reasonably request to enable them to pass upon such matters.

(m)          No Legal Impediment to Sale.  No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any federal, state or foreign governmental or regulatory authority that would, as of the Closing Date or the Additional Closing Date, as the case may be, prevent the issuance or sale of the Securities by the Selling Shareholder; and no injunction or order of any federal, state, provincial or foreign court shall have been issued that would, as of the Closing Date or the Additional Closing Date, as the case may be, prevent the sale of the Securities by the Selling Shareholder.

(n)           Good Standing.  The Representatives shall have received on and as of the Closing Date or the Additional Closing Date, as the case may be, satisfactory evidence of the good standing of the Company and its Significant Subsidiaries that are organized under the laws of any state of the United States in their respective jurisdictions of organization and the good standing of the Company and its Significant Subsidiaries as foreign entities in such other jurisdictions as the Representatives may reasonably request, in each case in writing or any standard form of telecommunication from the appropriate governmental authorities of such jurisdictions.

(o)           Lock-up Agreements.  The “lock-up” agreements, each substantially in the form of Exhibit A hereto, between the Representatives and certain shareholders (including the Selling Shareholder), officers and directors of the Company relating to sales and certain other dispositions of Common Shares or certain other securities, delivered to the Representatives on or before the date hereof, shall be in full force and effect on the Closing Date or Additional Closing Date, as the case may be.

(p)           Share Certificate.  Computershare Trust Company, Inc. at its principal office in Denver, Colorado, shall have received Certificate No. 00000061ZQ representing the Securities (with powers of attorney and related medallion stamp guarantees), sufficient to allow Computershare Trust Company, Inc. to complete on the business day preceding the Closing Date the conversion of the Securities from certificated securities into uncertificated securities held via DTC.

(q)           Repayment of Indebtedness.  All indebtedness of the Selling Shareholder under the Second Amended and Restated Loan and Security Agreement dated as of January 29, 2009 by and between CIBC Inc., as lender, TC Carting III, L.L.C., as borrower, and Thayer Equity Investors IV, L.P., as guarantor, shall simultaneously with the closing of the offering of the Securities have been repaid in full and all liens securing such indebtedness and related obligations shall simultaneously with the closing of the offering of the Securities be terminated.

(r)            Additional Documents.  On or prior to the Closing Date or the Additional Closing Date, as the case may be, the Company and the Selling Shareholder shall have furnished to the Representatives such further certificates and documents as the Representatives may reasonably request.

9.             Indemnification and Contribution.

(a)           Indemnification of the Underwriters by the Company.  The Company agrees to indemnify and hold harmless each Underwriter, its affiliates, directors, officers and selling agents and each person, if any, who controls such Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages and liabilities (including, without limitation, reasonable legal fees and other expenses incurred in connection with any suit, action, investigation or proceeding or any claim asserted, as such fees and expenses are incurred), joint or several, that arise out of, or are based upon, (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (ii) any untrue statement or alleged untrue statement of a material fact contained in the Preliminary Prospectuses, the Final Prospectuses (or any amendment or supplement thereto), any Issuer Free Writing Prospectus, any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the Securities Act or any Pricing Disclosure Package (including any amendment or supplement thereto), or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case except insofar as such losses, claims, damages or liabilities arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Representatives expressly for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in subsection (c) below.

(b)           Indemnification of the Underwriters by the Selling Shareholder.  The Selling Shareholder agrees to indemnify and hold harmless each Underwriter, its affiliates, directors, officers and selling agents and each person, if any, who controls such Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, to the same extent as the indemnity set forth in paragraph (a) above, but only with respect to any losses, claims, damages or liabilities (including, without limitation, reasonable legal fees and other expenses reasonably incurred in connection with any suit, action or proceeding or any claim asserted, as such fees and expenses are incurred) that arise out of, or are based upon, the Selling Shareholder Information; provided however, that the liability of the Selling Shareholder pursuant to this subsection 9(b) shall not exceed the net proceeds (after deducting underwriting discounts and commissions, but without deducting expenses of the Selling Shareholder) received by the Selling Shareholder from the sale of the Securities sold by the Selling Shareholder hereunder.

(c)           Indemnification of the Company by the Selling Shareholder.  The Selling Shareholder agrees to indemnify and hold harmless the Company, its directors, its officers who signed the Registration

Statement and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, to the same extent as the indemnity set forth in paragraph (a) above, but only with respect to any losses, claims, damages or liabilities (including, without limitation, reasonable legal fees and other expenses reasonably incurred in connection with any suit, action or proceeding or any claim asserted, as such fees and expenses are incurred) that arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with the Selling Shareholder Information; provided, however, that the liability of the Selling Shareholder pursuant to this paragraph (c) shall not exceed the net proceeds (after deducting underwriting discounts and commissions, but without deducting expenses of the Selling Shareholder) received by the Selling Shareholder from the sale of the Securities sold by the Selling Shareholder hereunder.

(d)           Indemnification of the Company and the Selling Shareholder.  Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, its directors, its officers who signed the Registration Statement and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act and the Selling Shareholder and each person, if any, who controls the Selling Shareholder within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the indemnity set forth in paragraph (a) above, but only with respect to any losses, claims, damages or liabilities (including, without limitation, reasonable legal fees and other expenses reasonably incurred in connection with any suit, action or proceeding or any claim asserted, as such fees and expenses are incurred) that arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to such Underwriter furnished to the Company in writing by such Underwriter through the Representatives expressly for use in the Registration Statement, the Preliminary Prospectuses, the Final Prospectuses (or any amendment or supplement thereto), any Issuer Free Writing Prospectus or the Pricing Disclosure Package, it being understood and agreed upon that the only such information furnished by any Underwriter consists of the following information: (i) the information of the Canadian Preliminary Prospectus and the Canadian Final Prospectus in the second and third sentences of the seventh paragraph of text on the cover page relating to stabilization activities, (ii) the information in the Preliminary Prospectuses and the Final Prospectuses in the first and second sentences of the first paragraph of text under the heading “Underwriting—Commission and Discounts” relating to selling concessions and discounts, (iii) the information in the Preliminary Prospectuses and the Final Prospectuses in the first, second, third and fourth paragraphs of text under the heading “Underwriting—Price Stabilization, Short Positions” relating to stabilization activities, and (iv) the information in the Preliminary Prospectuses and the Final Prospectuses in the first paragraph of text under the heading “Underwriting—Electronic Offer, Sale and Distribution of Shares” relating to internet distributions.

(e)           Notice and Procedures.  If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against any person in respect of which indemnification may be sought pursuant to the preceding paragraphs of this Section 9, such person (the “Indemnified Person”) shall promptly notify the person against whom such indemnification may be sought (the “Indemnifying Person”) in writing; provided that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have under the preceding paragraphs of this Section 9 except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided, further, that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have to an Indemnified Person otherwise than under the preceding paragraphs of this Section 9.  If any such proceeding shall be brought or asserted against an Indemnified Person and it shall have notified the Indemnifying Person thereof, the Indemnifying Person shall retain counsel reasonably satisfactory to the Indemnified Person (who shall not, without the consent of the Indemnified Person, be counsel to the Indemnifying Person) to represent the Indemnified Person in such proceeding and shall pay the reasonable fees and expenses of such counsel related to such proceeding, as incurred.  In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless (i) the Indemnifying Person and the Indemnified Person shall have mutually agreed to the contrary; (ii) the Indemnifying Person has failed within a reasonable time to retain counsel reasonably satisfactory to the Indemnified Person; (iii) the Indemnified Person shall have reasonably concluded that there may be legal defenses available to it that are different from or in addition to those available to the Indemnifying Person; or (iv) the named parties in any such proceeding (including any impleaded parties) include both the Indemnifying Person and the Indemnified Person and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interest between them.  It is understood and agreed that the Indemnifying Person shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees and expenses of more than one separate firm (in addition to any local counsel) for all Indemnified Persons, and that all such fees and expenses shall be paid or reimbursed as they are incurred against presentation of written invoices or statements therefrom.  Any such separate firm for any Underwriter, its affiliates, directors, officers and selling agents and any control persons of such Underwriter shall be designated in writing by Merrill Lynch, Pierce, Fenner & Smith Incorporated, any such separate firm for the Company, its directors, its officers who signed the Registration Statement and any control persons of the Company shall be designated in writing by the Company and any such separate firm for the Selling Shareholder and any control persons of the Selling Shareholder shall be designated in writing by TC Carting III, L.L.C.  The Indemnifying Person shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Person agrees to indemnify each Indemnified Person from and against any loss or liability by reason of such settlement or judgment.  Notwithstanding the foregoing sentence, if at any time an Indemnified Person shall have requested that an Indemnifying Person reimburse the Indemnified Person for fees and expenses of counsel as contemplated by this paragraph, the Indemnifying Person shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 60 days after receipt by the Indemnifying Person of such request and (ii) the Indemnifying Person shall not have reimbursed the Indemnified Person in accordance with such request prior to the date of such settlement.  No Indemnifying Person shall, without the written consent of the Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnification could have been sought hereunder by such Indemnified Person, unless such settlement (x) includes an unconditional release of such Indemnified Person, in form and substance reasonably satisfactory to such Indemnified Person, from all liability on claims that are the subject matter of such proceeding and (y) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Person.

(f)            Contribution.  If the indemnification provided for in paragraphs (a), (b), (c) and (d) above is unavailable to an Indemnified Person or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each Indemnifying Person under such paragraph, in lieu of indemnifying such Indemnified Person thereunder, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company and the Selling Shareholder, on the one hand, and the Underwriters on the other, from the offering of the Securities or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) but also the relative fault of the Company and the Selling Shareholder, on the one hand, and the Underwriters on the other, in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations.  The relative benefits received by the Company and the Selling Shareholder, on the one hand, and the Underwriters on the other, shall be deemed to be in the same respective proportions as the net proceeds (before deducting expenses, but after deducting underwriting commissions) received by the Selling Shareholder from the sale of the Securities and the total underwriting discounts and commissions received by the Underwriters in connection therewith, in each case as set forth in the table on the cover of the U.S. Final Prospectus, bear to the aggregate offering price of the Securities.  The relative fault of the Company and the Selling Shareholder, on the one hand, and the Underwriters, on the other, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company and the Selling Shareholder or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(g)           Limitation on Liability.  The Company, the Selling Shareholder and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 9 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in paragraph (f) above.  The amount paid or payable by an Indemnified Person as a result of the losses, claims, damages and liabilities referred to in paragraph (f) above shall be deemed to include, subject to the limitations set forth above, any reasonable legal or other expenses incurred by such Indemnified Person in connection with any such action or claim.  Notwithstanding the provisions of this Section 9, in no event shall an Underwriter be required to contribute any amount in excess of the amount by which the total underwriting discounts and commissions received by such Underwriter with respect to the offering of the Securities exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.  Notwithstanding anything to the contrary, no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  The Underwriters’ obligations to contribute pursuant to this Section 9 are several in proportion to their respective purchase obligations hereunder and not joint.

(h)           Non-Exclusive Remedies.  The remedies provided for in this Section 9 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any Indemnified Person at law or in equity.

(i)            Other Agreements with Respect to Indemnification.  The provisions of this Section 9 shall not affect any agreement among the Company, the Selling Shareholder and/or the Underwriters with respect to indemnification.

10.           Effectiveness of Agreement.  This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.

11.           Termination.  This Agreement may be terminated in the absolute discretion of the Representatives, by notice to the Company and the Selling Shareholder, if after the execution and delivery of this Agreement and prior to the Closing Date or, in the case of the Option Shares, prior to the Additional Closing Date, (i) trading generally shall have been suspended or materially limited on or by the NYSE or the TSX; (ii) trading of any securities issued or guaranteed by the Company shall have been suspended on any exchange or in any over-the-counter market; (iii) a general moratorium on commercial banking activities shall have been declared by federal (U.S. or Canada) or New York State authorities; or (iv) there shall have occurred any outbreak or escalation of hostilities or any change in financial markets or any other calamity or crisis, either within or outside the United States, that, in the reasonable judgment of the Representatives, is material and adverse and makes it impracticable or inadvisable to proceed with the offering, sale or delivery of the Securities on the Closing Date or the Additional Closing Date, as the case may be, on the terms and in the manner contemplated by this Agreement, the Pricing Disclosure Package and the Final Prospectuses.

12.           Defaulting Underwriter.

(a)           If, on the Closing Date or the Additional Closing Date, as the case may be, any Underwriter defaults on its obligation to purchase the Securities that it has agreed to purchase hereunder on such date, the non-defaulting Underwriters may in their discretion arrange for the purchase of such Securities by other persons satisfactory to the Company and the Selling Shareholder on the terms contained in this Agreement.  If, within 36 hours after any such default by any Underwriter, the non-defaulting Underwriters do not arrange for the purchase of such Securities, then the Company and the Selling Shareholder shall be entitled to a further period of 36 hours within which to procure other persons satisfactory to the non-defaulting Underwriters to purchase such Securities on such terms.  If other persons become obligated or agree to purchase the Securities of a defaulting Underwriter, either the non-defaulting Underwriters or the Company and the Selling Shareholder may postpone the Closing Date or the Additional Closing Date, as the case may be, for up to five full business days in order to effect any changes that in the opinion of counsel for the Company, counsel for the Selling Shareholder or counsel for the Underwriters may be necessary in the Registration Statement and the Final Prospectuses or in any other document or arrangement, and the Company agrees to promptly prepare any amendment or supplement to the Registration Statement and the Final Prospectuses that effects any such changes.  As used in this Agreement, the term “Underwriter” includes, for all purposes of this Agreement unless the context otherwise requires, any person not listed in Schedule 1 hereto that, pursuant to this Section 12, purchases Securities that a defaulting Underwriter agreed but failed to purchase.

(b)           If, after giving effect to any arrangements for the purchase of the Securities of a defaulting Underwriter or Underwriters by the non-defaulting Underwriters, the Company and the Selling Shareholder as provided in paragraph (a) above, the aggregate number of Securities that remain unpurchased on the Closing Date or the Additional Closing Date, as the case may be, does not exceed one-eleventh of the aggregate number of Securities to be purchased on such date, then the Company and the Selling Shareholder shall have the right to require each non-defaulting Underwriter to purchase the number of Securities that such Underwriter agreed to purchase hereunder on such date plus such Underwriter’s pro rata share (based on the number of Securities that such Underwriter agreed to purchase on such date) of the Securities of such defaulting Underwriter or Underwriters for which such arrangements have not been made.

(c)           If, after giving effect to any arrangements for the purchase of the Securities of a defaulting Underwriter or Underwriters by the non-defaulting Underwriters, the Company and the Selling Shareholder as provided in paragraph (a) above, the aggregate number of Securities that remain unpurchased on the Closing Date or the Additional Closing Date, as the case may be, exceeds one-eleventh of the aggregate amount of Securities to be purchased on such date, or if the Company and the Selling Shareholder shall not exercise the right described in paragraph (b) above, then this Agreement or, with respect to any Additional Closing Date, the obligation of the Underwriters to purchase Securities on the Additional Closing Date, shall terminate without liability on the part of the non-defaulting Underwriters.  Any termination of this Agreement pursuant to this Section 12 shall be without liability on the part of the Company and the Selling Shareholder, except that the Company and the Selling Shareholder will continue to be liable for the payment of expenses as set forth in Section 13 hereof and except that the provisions of Section 9 hereof shall not terminate and shall remain in effect.

(d)           Nothing contained herein shall relieve a defaulting Underwriter of any liability it may have to the Company, the Selling Shareholder or any non-defaulting Underwriter for damages caused by its default.

13.           Payment of Expenses.

(a)           Whether or not the transactions contemplated by this Agreement are consummated or this Agreement is terminated, the Company will pay or cause to be paid all costs and expenses incurred by the Company in connection with any “road show” presentation to potential investors.

(b)           Subject to Section 13(a), whether or not the transactions contemplated by this Agreement are consummated or this Agreement is terminated, the Selling Shareholder will pay or cause to be paid all costs and expenses incident to the performance of the obligations of the Company and the Selling Shareholder hereunder, including without limitation, (i) the costs incident to the preparation, printing and filing under the Securities Act and the Shelf Procedures, as applicable, of the Registration Statement, the Base Prospectuses, the Preliminary Prospectuses, any Issuer Free Writing Prospectus, any Pricing Disclosure Package and the Final Prospectuses (including all exhibits, amendments and supplements thereto) and the distribution thereof; (ii) the fees and expenses of the Company’s counsel and independent accountants; (iii) the fees and expenses of counsel to the Selling Shareholder and the Selling Shareholder’s other advisors; (iv) the fees and expenses incurred in connection with the registration or qualification of the Securities under the state or foreign securities or blue sky laws of such jurisdictions as the Representatives may designate (subject to Section 5(f)) and the preparation, printing and distribution of a Blue Sky Memorandum (including the related reasonable fees and expenses of counsel for the Underwriters); (v) the cost of preparing share certificates; (vi) the costs and charges of any transfer agent and any registrar; (vii) all expenses incurred in connection with the review of the terms of the offering for compliance with the rules of FINRA (including the related reasonable fees and expenses of counsel for the Underwriters); and (viii) any stamp and other duties and stock and other transfer taxes, if any, payable upon the sale of the Securities to the Underwriters and their transfer between the Underwriters pursuant to an agreement between such Underwriters.

(c)           If (i) this Agreement is terminated pursuant to Section 11(ii), (ii) the Selling Shareholder for any reason fails to tender the Securities for delivery to the Underwriters or (iii) the Underwriters decline to purchase the Securities for any reason permitted under this Agreement (other than pursuant to clauses (i), (iii) and (iv) of Section 11), the Selling Shareholder agrees to reimburse the Underwriters for all out-of-pocket costs and expenses (including the reasonable fees and expenses of their counsel) reasonably incurred by the Underwriters in connection with this Agreement and the offering contemplated hereby; provided that the Selling Shareholder shall not in any event be liable to any of the Underwriters for damages on account of loss of anticipated profits from the sale of the Securities by the Selling Shareholder.

14.           Persons Entitled to Benefit of Agreement.  This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers and directors and any controlling persons referred to in Section 9 hereof.  Nothing in this Agreement is intended or shall be construed to give any other person any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein.  No purchaser of Securities from any Underwriter shall be deemed to be a successor merely by reason of such purchase.

15.           Survival.  The respective indemnities, rights of contribution, representations, warranties and agreements of the Company, the Selling Shareholder and the Underwriters contained in this Agreement or made by or on behalf of the Company, the Selling Shareholder or the Underwriters pursuant to this Agreement or any certificate delivered pursuant hereto shall survive the delivery of and payment for the Securities and shall remain in full force and effect, regardless of any termination of this Agreement or any investigation made by or on behalf of the Company, the Selling Shareholder or the Underwriters.

16.           Certain Defined Terms.  For purposes of this Agreement, (a) except where otherwise expressly provided, the term “affiliate” has the meaning set forth in Rule 405 under the Securities Act; (b) the term “business day” means any day other than a day on which banks are permitted or required to be closed in New York City or Toronto; and (c) the term “subsidiary” has the meaning set forth in Rule 405 under the Securities Act.

17.           Agent for Service of Process; Submission to Jurisdiction.  By the execution and delivery of this Agreement, the Company (i) acknowledges that it has, by separate written instrument, irrevocably designated and appointed IESI Corporation (or any successor) (together with any successor, the “Company Agent for Service”), as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement or the Securities, that may be instituted in any U.S. federal or state court in the State of New York, or brought under U.S. federal or state securities laws, and acknowledges that the Company Agent for Service has accepted such designation, (ii) submits to the jurisdiction of any such court in any such suit or proceeding, and (iii) agrees that service of process upon the Company Agent for Service (or any successor) and written notice of said service to the Company (mailed or delivered to its Chief Financial Officer at its principal office in Toronto, Ontario), shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding.  The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Company Agent for Service in full force and effect so long as any of the Securities shall be outstanding.

18.           Judgment Currency.  In respect of any judgment or order given or made for any amount due hereunder that is expressed and paid in a currency (the “Judgment Currency”) other than United States dollars, the Company and the Selling Shareholder will indemnify the Underwriters against any loss incurred by the Underwriters as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into the Judgment Currency for the purpose of such judgment or order and (ii) the rate of exchange at which the Underwriters are able to purchase United States dollars with the amount of Judgment Currency actually received by the Underwriters.  The foregoing indemnity shall constitute a separate and independent obligation of the Company and the Selling Shareholder and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid.  The term

“rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of or conversion into United States dollars.

19.           Miscellaneous.

(a)           Authority of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC.  Any action by the Underwriters hereunder may be taken by Merrill Lynch, Pierce, Fenner & Smith Incorporated or J.P. Morgan Securities LLC on behalf of the Underwriters, and any such action taken by Merrill Lynch, Pierce, Fenner & Smith Incorporated or J.P. Morgan Securities LLC shall be binding upon the Underwriters.

(b)           Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted and confirmed by any standard form of telecommunication.  Notices to the Underwriters shall be given to the Representatives c/o Merrill Lynch, Pierce, Fenner & Smith Incorporated, One Bryant Park, New York, NY 10036, Facsimile (646) 855-3073, Attention: Syndicate Department, with a copy to ECM Legal and c/o J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179 (fax:  (212) 622-8358); Attention Equity Syndicate Desk.  Notices to the Company shall be given to it at 400 Applewood Crescent, 2nd Floor, Vaughn, Ontario L4K 0C3 (fax: (905) 532-7576); Attention: Ivan R. Cairns, with a copy to Torys LLP, Suite 3000, 79 Wellington St. W., Box 270, TD Centre, Toronto, Ontario, M5K 1N2 Canada (fax: (416) 865-7830); Attention: Glen Johnson.  Notices to the Selling Shareholder shall be sent to Thayer | Hidden Creek at 1455 Pennsylvania Avenue, N.W., Suite 350, Washington, D.C. 20004 (fax: (202) 371-0391); Attention Dan Dickinson.

(c)           Governing Law.  This Agreement and any claim, controversy or dispute arising under or related to this Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed in such state.

(d)           Counterparts.  This Agreement may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same instrument.

(e)           Amendments or Waivers.  No amendment or waiver of any provision of this Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the parties hereto.

(f)            Headings.  The headings herein are included for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

If the foregoing is in accordance with your understanding, please indicate your acceptance of this Agreement by signing in the space provided below.

Very truly yours,

IESI — BFC LTD.

By:	/S/ IVAN R. CAIRNS
Name: Ivan R. Cairns
Title: Executive Vice President and
General Counsel

TC CARTING III, L.L.C.

By:	THAYER EQUITY INVESTORS IV, L.P.,
its: Managing Member

By:	TC EQUITY PARTNERS IV, L.L.C.,
its: General Partner

By:	THAYER | HIDDEN CREEK PARTNERS, L.L.C., its:
Managing Member

By:	/S/ LISA COSTELLO
Name: Lisa Costello
Title: Treasurer and Chief Financial Officer

Accepted: March 24, 2011

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
J.P. MORGAN SECURITIES LLC

For themselves and on behalf of the
several Underwriters listed
in Schedule 1 hereto.

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/S/ MARK A. CARANO
Name: Mark A. Carano
Title: Managing Director

J.P. MORGAN SECURITIES LLC

By:	/S/ ALICE TAKHTAJAN
Name: Alice Takhtajan
Title: Vice President

Schedule 1

Underwriter	Number of Securities

Merrill Lynch, Pierce, Fenner & Smith Incorporated	3,888,295
J.P. Morgan Securities LLC	3,888,295
Raymond James & Associates, Inc.	1,707,058
Total	9,483,648

Schedule 3

Canada:

IESI-BFC Holdings Inc.
BFI Canada Inc.
BFI Usine de Triage Lachenaie Ltée
Ridge (Chatham) Holdings G.P. Inc.
Ridge (Chatham) Holdings, L.P.
Entreprise Sanitaire F.A. Ltée

United States:

IESI Corporation
IESI TX Corporation
Seneca Meadows, Inc.
Winters Bros. Waste Systems, Inc.
Waste Services of Florida, Inc.

Annex A

Form of Opinion of U.S. Counsel for the Company

(a)           The Registration Statement, at the time it became effective, and the U.S. Final Prospectus, as of its date, appeared on its face to be appropriately responsive in all material respects to the requirements of the Securities Act and the applicable rules and regulations of the SEC thereunder (in each case other than the financial statements or other financial data therein, as to which such counsel need express no opinion); and the Form F-X, as of its date, complied as to form in all material respects with the requirements of the Securities Act.

(b)           Each of IESI Corporation, IESI TX Corporation, Seneca Meadows, Inc., Winters Bros. Waste Systems, Inc. and Waste Services of Florida, Inc. has been duly incorporated and is an existing corporation in good standing under the laws of its respective jurisdiction of incorporation; provided that, with respect to IESI TX Corporation, such opinion will be given by Texas counsel for the Company.

(c)           All the outstanding shares of capital stock or other equity interests of each of IESI Corporation, IESI TX Corporation, Seneca Meadows, Inc., Winters Bros. Waste Systems, Inc. and Waste Services of Florida, Inc. are, based solely on a review of the share registers maintained for such entities, owned of record directly or indirectly by the Company; provided that, with respect to IESI TX Corporation, such opinion will be given by Texas counsel for the Company.

(d)           The Underwriting Agreement has been duly executed and delivered by the Company.

(e)           The performance by the Company of its obligations under the Underwriting Agreement and the sale of the Securities being delivered on the Closing Date or the Additional Closing Date, as the case may be, will not (i) result in a default under or breach of the agreements identified in Schedule A to such counsel’s opinion, or (ii) violate any Federal law of the United States or law of the State of New York; provided, however, that for purposes of this paragraph, we express no opinion with respect to Federal or state securities laws, other antifraud laws, fraudulent transfer laws and the Employee Retirement Income Security Act of 1974 and related laws.

(f)            All regulatory consents, authorizations, approvals and filings required to be obtained or made by the Company under the Federal laws of the United States and the laws of the State of New York for the sale and delivery of the Securities by the Selling Shareholder to the Underwriters and the consummation of the transactions contemplated in the Underwriting Agreement have been obtained or made.

(g)           The statements in the Preliminary Prospectuses and the Final Prospectuses under the heading “United States federal income tax considerations”, insofar as such statements relate to provisions of U.S. federal tax law therein described, fairly summarize the matters referred to therein.

(h)           The statements in the Preliminary Prospectuses and the Final Prospectuses under the heading “Underwriting”, insofar as such statements relate to provisions of the Underwriting Agreement, fairly summarize such provisions in all material respects, except for, in the case of the U.S. Preliminary Prospectus, statements with respect to the pricing terms of the Securities and any other items dependent upon the pricing terms and the delivery date of the Securities.

(i)            To the knowledge of such counsel, there are no documents that are required to be filed as exhibits to the Registration Statement and are not so filed, or any documents that are required to be summarized in the Preliminary Prospectuses and the Final Prospectuses that are not so summarized.

(j)            After giving effect to the offering and sale of the Securities by the Selling Shareholder, the Company will not be required to register as an “investment company”, as such term is defined in the Investment Company Act of 1940.

(k)           The submission by the Company to the non-exclusive jurisdiction of the United States federal and New York state courts located in the State of New York pursuant to the Underwriting Agreement is effective, and the appointment of the agent for service of process pursuant to Section 17 of the Underwriting Agreement is binding on the Company.  Such counsel may note that a court of the State of New York or the United States of America sitting in New York County has the power to decline to hear an action based on the Underwriting Agreement on the ground that the State of New York is an inconvenient forum.

Such counsel shall also state that they have participated in conferences with representatives of the Company and with representatives of its independent accountants at which conferences the contents of the Registration Statement, the Pricing Disclosure Package and the U.S. Final Prospectus and related matters were discussed and, although such counsel is not passing upon and assumes no responsibility for the accuracy, completeness or fairness of the Registration Statement, the Pricing Disclosure Package and the U.S. Final Prospectus (except as expressly provided above), nothing has come to the attention of such counsel to cause such counsel to believe that the Registration Statement, at the time it became effective, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, that the Pricing Disclosure Package, as of the Applicable Time, contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or that the U.S. Final Prospectus as of its date and the Closing Date contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (other than the financial statements and other financial information contained therein, as to which such counsel need express no belief).  In addition, such counsel shall state that they do not know of any litigation or any governmental proceeding instituted or threatened against the Company that would be required to be disclosed in the Pricing Disclosure Package or the U.S. Final Prospectus and that are not so disclosed.

In addition, such counsel shall state, in its capacity as U.S. counsel to the company that (i) the Registration Statement became effective at 6:27 p.m., New York City time, on March 21, 2011 pursuant to Rule 467(a) under the Securities Act; (ii) each of the U.S. Preliminary Prospectus and the U.S. Final Prospectus was filed with the Commission in the manner and within the time period required by General Instruction II.L of Form F-10; and (iii) no order suspending the effectiveness of the Registration Statement has been issued and no proceeding for that purpose or pursuant to Section 8A of the Securities

Act against the Company or in connection with the offering is pending or, to the knowledge of such counsel, threatened by the Commission.

In rendering such opinion, such counsel may rely as to matters of fact on certificates of responsible officers of the Company and public officials that are furnished to the Underwriters.

The opinion of Torys LLP described above shall be rendered to the Underwriters at the request of the Company and shall so state therein.

Annex B

Form of Opinion of Canadian Counsel for the Company

(a)           A final receipt has been obtained in respect of the Canadian Base Prospectus from the Reviewing Authority; and no order having the effect of ceasing or suspending the distribution of the Securities or the trading in the Common Shares has been issued by any Canadian Qualifying Authority and no proceeding for that purpose is pending or, to the knowledge of such counsel, threatened.

(b)           The Canadian Base Prospectus, the Canadian Preliminary Prospectus and the Canadian Final Prospectus, as of their respective dates, complied as to form in all material respects with the requirements of Canadian Securities Laws (in each case other than the financial statements and related schedules therein, as to which such counsel need express no opinion).

(c)           The Company and each of its Significant Subsidiaries that are organized in Canada have been duly organized and are validly existing under the laws of their respective jurisdictions of organization, are duly qualified to do business in each jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such qualification, and have all power and authority necessary to own or hold their respective properties and to conduct the businesses in which they are engaged, except where the failure to be so qualified or have such power or authority would not, individually or in the aggregate, have a Material Adverse Effect.

(d)           The authorized, issued and outstanding share capital of the Company is as set forth in the Pricing Disclosure Package and the Final Prospectuses under the heading “Capitalization” (other than the issuance of Common Shares upon exercise of stock options or warrants described as outstanding in, and the grant of options and awards under existing equity incentive plans described in, the Pricing Disclosure Package and the Final Prospectuses); all the outstanding shares in the capital of the Company (including the Securities to be sold by the Selling Shareholder) have been duly and validly authorized and issued and are fully paid and non-assessable and are not subject to any pre-emptive or similar rights; and all the outstanding shares of capital stock or other equity interests of its Significant Subsidiaries that are organized in Canada are, based solely on a review of the share registers maintained for such entities, owned of record directly or indirectly by the Company.

(e)           The Company has full right, power and authority to execute and deliver this Agreement and the indemnity agreement, dated March 24, 2011, between the Company and the Underwriters (the “Indemnity Agreement”) and to perform its obligations hereunder and thereunder; and all action required to be taken for the due and proper authorization, execution and delivery by the Company of this Agreement and the Indemnity Agreement and the consummation by the Company of the transactions contemplated hereby and thereby or by the Pricing Disclosure Package and the Final Prospectuses has been duly and validly taken.

(f)            The Underwriting Agreement has been duly authorized and, to the extent that execution and delivery are matters governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein, executed and delivered by the Company.

(g)           The Indemnity Agreement has been duly authorized, executed and delivered by the Company, and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting enforcement of creditors’ rights generally and by general equitable principles.

(h)           The Securities have been duly authorized and are validly issued, fully paid and non-assessable, and to the knowledge of such counsel, the sale of the Securities is not subject to any pre-emptive or similar right.

(i)            The execution, delivery and performance by the Company of this Agreement and the Indemnity Agreement, the compliance by the Company with the terms thereof, the sale of the Securities being delivered on the Closing Date or the Additional Closing Date, as the case may be, and the consummation of the transactions contemplated by this Agreement and the Indemnity Agreement will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries pursuant to, any agreement or instrument set forth in Schedule A to such counsel’s opinion, (ii) result in any violation of the provisions of the charter or by-laws or similar organizational documents of the Company or (iii) result in the violation of any applicable law, statute, rule or regulation of the Province of Ontario or any applicable federal law, statute, rule or regulation of general application in Canada, or, to the knowledge of such counsel, any judgment, order or regulation of any Canadian court or arbitrator or governmental or regulatory authority set forth in Schedule B to such counsel’s opinion.

(j)            No consent, approval, authorization, order, registration or qualification of or with any Canadian court, arbitrator or governmental or regulatory authority is required for (i) the execution, delivery and performance by the Company of this Agreement or the Indemnity Agreement, (ii) the compliance by the Company with the terms hereof or thereof, (iii) to the knowledge of such counsel, the sale of the Securities being delivered on the Closing Date or the Additional Closing Date, as the case may be, and (iv) the consummation of the transactions contemplated by this Agreement and the Indemnity Agreement.

(k)           The statements in the Preliminary Prospectuses and the Final Prospectuses under the heading “Canadian federal income tax considerations”, insofar as such statements constitute summaries of legal matters referred to therein, fairly summarize the matters referred to therein.

(l)            The statements in the Preliminary Prospectuses and Final Prospectuses under the headings “Description of share capital”, and “Enforceability of certain civil liabilities” and in the Registration Statement under “Part II — Information Not Required to Be Delivered to Offerees or Purchasers — Indemnification” have been reviewed by such counsel and fairly summarize the matters under such headings.

(m)          To the knowledge of such counsel, (A) there are no current or pending legal, governmental or regulatory actions, suits or proceedings that are required under Canadian Securities Laws to be described in the Canadian Preliminary Prospectus or the Canadian Final Prospectus and that are not so described in the Canadian Preliminary Prospectus or the Canadian Final Prospectus and (B) there are no statutes, regulations or contracts and other documents that are required under Canadian Securities Laws to be described in the Canadian Preliminary Prospectus or the Canadian Final Prospectus and that have not been so described in the Canadian Preliminary Prospectus or the Canadian Final Prospectus.

(n)           The documents incorporated by reference in the Pricing Disclosure Package and the Final Prospectuses or any amendment or supplement thereto made by the Company prior to the Closing Date or the Additional Closing Date, as the case may be (other than the financial statements and related schedules therein, as to which such counsel need express no opinion), when they were filed with the Canadian Qualifying Authorities, complied as to form in all material respects with the requirements of Canadian Securities Laws.

(o)           The Company is a “reporting issuer” under the securities legislation of each Canadian province that recognizes the concept of reporting issuer and is not on the list of defaulting issuers maintained under such legislation, if any.

(p)           The Company is eligible to file a short form prospectus and a prospectus supplement with the Reviewing Authority.

(q)           All necessary corporate action has been taken by the Company to authorize the filing of each of the Canadian Base Prospectus, the Canadian Preliminary Prospectus and the Canadian Final Prospectus with the Reviewing Authority and the other Canadian Qualifying Authorities.

(r)            All necessary corporate action has been taken by the Company to authorize the filing of the Registration Statement with the Commission.

(s)           A court of competent jurisdiction in the Province of Ontario (a “Canadian Court”) would give effect to the choice of the law of the State of New York (“New York law”) as the proper law governing the enforcement of this Agreement, provided that such choice of law is bona fide (in the sense that it was not made with a view to avoiding the consequences of the laws of any other jurisdiction) and provided that such choice of law is not contrary to public policy, as that term is understood under the laws of the Province of Ontario and the laws of Canada applicable therein and in such counsel’s opinion the choice of New York law is not contrary to public policy, as that term is understood under the laws in the Province of Ontario and the laws of Canada applicable therein.

(t)            In an action on a final and conclusive judgment in personam of any federal or state court sitting in the Borough of Manhattan, The City of New York, New York (a “New York Court”) that is not impeachable as void or voidable under New York law, a Canadian Court would give effect to (i) the appointment by the Company of IESI Corporation as its agent for service in the United States of America under this Agreement, and to the provisions in this Agreement whereby the Company has submitted to the non-exclusive jurisdiction of a New York Court, and (ii) the provisions in this Agreement whereby the Selling Shareholder has submitted to the non-exclusive jurisdiction of a New York Court.

(u)           If this Agreement is sought to be enforced in the Province of Ontario in accordance with the laws applicable hereto as chosen by the parties, namely New York law, a Canadian Court would, subject to paragraph (r) above, recognize the choice of New York law, and, upon appropriate evidence as to such law being specifically pleaded and proved, apply such law to all issues that, under the conflict of law rules of the Province of Ontario, are to be determined in accordance with the proper or governing law of a contract, provided that such Canadian Court will not apply (i) those New York laws which it characterizes as being of a revenue, penal or public law nature, or (ii) those New York laws, the application of which would be contrary to public policy, as that term is understood under the laws of the Province of Ontario and the laws of Canada applicable therein; provided, however, that, in matters of procedure, the laws of the Province of Ontario will be applied, and a Canadian Court will retain discretion to decline to hear such action if it is contrary to public policy, as that term is understood under the laws of the Province of Ontario and the laws of Canada applicable therein, for such Canadian Court to do so, or if such Canadian Court is not the proper forum to hear such an action or if concurrent proceedings are being brought elsewhere.

(v)           The laws of the Province of Ontario and the laws of Canada applicable therein permit an action to be brought in a Canadian Court to enforce a final and conclusive judgment in personam of a New York Court respecting the enforcement of this Agreement that is not impeachable as void or voidable under New York law for a sum certain if: (A) the court rendering such judgment properly exercised jurisdiction over the judgment debtor as recognized by a Canadian Court (and submission by the Company and the Selling Shareholder to the jurisdiction of a New York Court pursuant to this Agreement will be sufficient for this purpose); (B) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such term is understood under the laws of the Province of Ontario and the federal laws of Canada applicable therein or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada); (C) the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue or penal laws; and (D) the action to enforce such judgment is commenced within the relevant limitation period prescribed under the laws of the Province of Ontario and the laws of Canada applicable therein; and in such counsel’s opinion a Canadian Court should not avoid the enforcement of judgments of a New York Court respecting the enforcement of this Agreement on the basis of a reasonable interpretation of public policy, as that term is understood under the laws of the Province of Ontario and the laws of Canada applicable therein.

Such counsel shall also state, in its capacity as Canadian counsel to the Company, that they have participated in conferences with representatives of the Company and with representatives of its independent accountants and counsel at which conferences the contents of the Pricing Disclosure Package (except that the reference to “U.S. Preliminary Prospectus” in the definition of “Pricing Disclosure Package” shall be replaced with “Canadian Preliminary Prospectus” for the purpose of such counsel’s opinion) and the Canadian Final Prospectus and any amendment and supplement thereto and related matters were discussed and, although such counsel assume no responsibility for the accuracy, completeness or fairness of the Pricing Disclosure Package, the Canadian Final Prospectus and any amendment or supplement thereto (except as expressly provided above), nothing has come to the attention of such counsel to cause such counsel to believe that the Pricing Disclosure Package, as of the Applicable Time, contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or that the Canadian Final Prospectus (or any amendment or supplement thereto) as of its date and the Closing Date contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (other than the financial statements and other financial information contained therein, as to which such counsel need express no belief).   In addition, such counsel shall state that they do not know of any litigation or any governmental proceeding instituted or threatened against the Company that would be required to be disclosed in the Pricing Disclosure Package or the Canadian Final Prospectus and that are not so disclosed.

In rendering such opinion, such counsel may rely as to matters of fact on certificates of responsible officers of the Company and public officials that are furnished to the Underwriters.

The opinion of Torys LLP described above shall be rendered to the Underwriters at the request of the Company and shall so state therein.

Annex C

Form of Opinion of Counsel for the Selling Shareholder

(a)           The Selling Shareholder has the limited liability company power and authority to execute, deliver and perform all of its obligations under the Underwriting Agreement.

(b)           The execution, delivery and performance of the Underwriting Agreement has been duly authorized by all necessary limited liability company action on the part of the Selling Shareholder.  The Underwriting Agreement has been duly executed and delivered on behalf of the Selling Shareholder.

(c)           Upon (a) payment for the Securities by the Underwriters pursuant to the Underwriting Agreement, (b) delivery of such Securities, as directed by the Underwriters, to Cede or such other nominee as may be designated by DTC, (c) registration of such Securities in the name of Cede or such other nominee and (d) the crediting of such Securities on the books of DTC to the securities accounts of each Underwriter (assuming that neither DTC nor the Underwriters has notice of any “adverse claim”, within the meaning of Section 8-105 of the UCC, to such Securities), (i) DTC shall be a “protected purchaser” of such Securities (within the meaning of Section 8-303 of the UCC), (ii) under Section 8-501 of the UCC, the Underwriters will acquire a valid security entitlement in respect of such Securities and (iii) no action based on an “adverse claim” (within the meaning of Section 8-102(a)(1) and Section 8-502 of the UCC) may be asserted against such Underwriter with respect to such security entitlement; it being understood that for purposes of this opinion, such counsel may assume that when such payment, delivery and crediting occur, (x) such Securities will have been registered in the name of Cede or such other nominee as may be designated by DTC, in each case on the Company’s share registry in accordance with its certificate of incorporation, by laws and applicable law, (y) DTC will be registered as a “clearing corporation” within the meaning of Section 8-102 of the UCC and (z) appropriate entries to the securities account or accounts in the name of the Underwriters on the records of DTC will have been made pursuant to the UCC.

(d)           The execution and delivery by the Selling Shareholder of, and the performance by the Selling Shareholder of its obligations under, the Underwriting Agreement will not cause the Selling Shareholder to violate (a) any provisions of the limited liability company agreement or certificate of formation of the Selling Shareholder, (b) the Limited Liability Company Act of the State of Delaware or any federal or State of New York law, regulation or rule (other than state securities or blue sky laws, as to which we express no opinion) applicable to the Selling Shareholder or (c) any decree, judgment or order of any federal, State of New York or State of Delaware court or governmental agency or body to which the Selling Shareholder is a named party and which is known to such counsel.

(e)           No consent, approval, authorization or order of, or filing or registration with, any federal or New York or Delaware state court or governmental agency or body is required pursuant to the Limited Liability Company Act of the State of Delaware or any federal or New York state law, regulation or rule applicable to the Selling Shareholder for the performance by the Selling Shareholder of its obligations under the Underwriting Agreement, except (a) such as have already been obtained under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and (b) such as have already been obtained or may be required under or by (i) state securities or blue sky laws (as to which we express no opinion) and (ii) the Financial Industry Regulatory Authority, Inc. (as to which we express no opinion).

(f)            To our knowledge, the Selling Shareholder has valid and marketable title to the Securities to be sold by the Selling Shareholder pursuant to the Underwriting Agreement, free and clear of any lien, encumbrance, equity or claim.

The opinion of counsel described above shall be rendered to the Underwriters at the request of the Selling Shareholder and shall so state therein.

Annex D

a.                                       Free Writing Prospectuses

None.

b.                                      Pricing Information Provided Orally by Underwriters

Number of Firm Shares: 9,483,648

Number of Option Shares: 1,422,547

Purchase price per Security: US$23.50

Exhibit A

FORM OF LOCK-UP AGREEMENT

                  , 2011

Merrill Lynch, Pierce, Fenner & Smith
Incorporated
J.P. MORGAN SECURITIES LLC
As Representatives of
the several Underwriters listed in
Schedule 1 to the Underwriting
Agreement referred to below
c/o Merrill Lynch, Pierce, Fenner & Smith
Incorporated
One Bryant Park
New York, New York 10036

Re:          IESI — BFC  Ltd. — Public Offering

Ladies and Gentlemen:

The undersigned understands that you, as Representatives of the several Underwriters, propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with IESI — BFC  Ltd., an Ontario corporation (the “Company”), providing for the public offering (the “Public Offering”) by the several Underwriters named in Schedule 1 to the Underwriting Agreement (the “Underwriters”), of common shares of the Company (the “Securities”). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Underwriting Agreement.

In consideration of the Underwriters’ agreement to purchase and make the Public Offering of the Securities, and for other good and valuable consideration receipt of which is hereby acknowledged, the undersigned hereby agrees that, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC, on behalf of the Underwriters, the undersigned will not, during the period ending 90 days after the date of the final prospectus supplement relating to the Public Offering (the “Prospectus”), (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any common shares, no par value, of the Company (the “Common Shares”) or any securities convertible into or exercisable or exchangeable for Common Shares (including without limitation, Common Shares which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the U.S. Securities and Exchange Commission or Canadian Securities Laws and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise, in each case other than (A) transfers of Common Shares as a bona fide gift or gifts, and (B) distributions of Common Shares to members or shareholders of the undersigned; provided that in the case of any transfer or distribution pursuant to clause (A) or (B), each donee or distributee shall execute and deliver to Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC a lock-up letter in the form of this paragraph; and provided, further, that in the case of any transfer or distribution pursuant to clause (A) or (B), no filing by any party (donor, donee, transferor or transferee) under the Securities Exchange Act of 1934, as amended, or Canadian Securities Laws or any other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution.  In addition, the undersigned agrees that, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC, on behalf of the Underwriters, it will not, during the period ending 90 days after the date of the Prospectus, make any demand for or exercise any right with respect to the registration or qualification by registration statement, prospectus or otherwise of any Common Shares or any security convertible into or exercisable or exchangeable for Common Shares.  Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, the Company issues an earnings release or material news or a material event relating to the Company occurs; or (2) prior to the expiration of the 90-day restricted period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions imposed by this Letter Agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In furtherance of the foregoing, the Company, and any duly appointed transfer agent for the registration or transfer of the securities described herein, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Letter Agreement.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Letter Agreement.  All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned understands that, if the Underwriting Agreement does not become effective, or if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Securities, the undersigned shall be released from, all obligations under this Letter Agreement.  The undersigned understands that the Underwriters are entering into the Underwriting Agreement and proceeding with the Public Offering in reliance upon this Letter Agreement.

This Letter Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws principles thereof.

Very truly yours,

[NAME OF SHAREHOLDER]

By:
Name:
Title: